Exhibit 99.E
Quarterly Bulletin
December 2010
No. 258

South African Reserve Bank

© South African Reserve Bank
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South African Reserve Bank
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http://www.reservebank.co.za/quarterlybulletin	ISSN 0038-2620
Quarterly Bulletin December 2010

South African Reserve Bank

Quarterly Bulletin December 2010

South African Reserve Bank

Quarterly Economic Review
Introduction
The global economic recovery continued in the third quarter of 2010, characterised by a considerable degree of divergence in economic performance and policy direction between countries and country groupings. Emerging-market economies continued to record stronger economic growth than developed economies. Monetary policy was tightened in a number of countries in order to obviate the possibility of overheating of the economy with the associated risk of escalating inflation. However, very low interest rates were maintained in the euro area, Japan, the United Kingdom (UK) and the United States (US). The US went further by stepping up quantitative easing. In the euro area concerns about fiscal sustainability and financial stability in Ireland intensified, with a steep increase in yields on Irish bonds being recorded. By late November the Irish authorities had entered into an agreement with the European authorities and the International Monetary Fund (IMF), providing for a large support package alongside a programme of fiscal consolidation.
In South Africa the pace of economic growth decelerated slightly in the third quarter of 2010, held back mainly by a contraction in the secondary sector as industrial action in the automotive and related industries reduced output. In the tertiary sector growth slowed, partly due to a lengthy strike in the public sector. By contrast, growth in the real value added by the primary sector accelerated in the third quarter of 2010 as mining output recovered, having suffered setbacks in the second quarter on account of routine maintenance work on smelters, as well as industrial action. Agricultural production recorded strong increases in both the second and third quarters of 2010, consistent with the bumper maize crop harvested.
Real final consumption expenditure by households maintained a fairly brisk pace of increase in the third quarter of 2010, supported by rising nominal income, subdued inflation and lower interest rates. Household finances improved further as the debt-service ratio continued to edge lower, while household net wealth increased alongside rising prices of financial assets. Purchases of durables were, to some extent, constrained by the non-availability of certain types of new motor vehicles in the wake of the industrial action in the automotive industries referred to above.
Final consumption expenditure by government was held back somewhat by the industrial action in the public sector in the third quarter and by the absence of major armaments purchases during that period.
Aggregate real fixed capital formation rose marginally in both the second and third quarters of 2010, recovering after five consecutive quarters of negative growth in the wake of the global financial crisis. Capital spending by the private sector increased somewhat over the same period. Public corporations continued to play a major role in developing the country’s infrastructure, raising their already-high level of fixed capital formation further in the third quarter. General government, in turn, continued to reduce its fixed capital expenditure.
While inventory reduction continued in the third quarter, its pace slowed considerably compared with previous periods, given an already very low ratio of inventories to production.

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South African Reserve Bank

South Africa’s trade surplus with the rest of the world increased significantly in the third quarter of 2010 as the country’s terms of trade improved further, alongside an increase in the volumes of both exports and imports. However, the deficit on the income, services and current transfer account widened notably in the third quarter, partly because of a contraction in travel receipts from foreign tourists as their expenditure receded after the conclusion of the 2010 FIFA World CupTM tournament. The net result of these two offsetting trends was a slightly wider deficit on the current account of the balance of payments in the third quarter, amounting to 3,0 per cent of gross domestic product.
With large amounts of capital flowing to emerging-market economies, including South Africa, the financial account of the balance of payments has recorded sizable surpluses in recent years. This trend continued into the third quarter of 2010 as portfolio inflows, notably into the bond market, were recorded. Moderate reserve accumulation continued and the overbought forward position in foreign currency of the South African Reserve Bank (the Bank) was increased, while the exchange value of the rand against a basket of currencies essentially moved sideways in October and November 2010. This followed a sizable appreciation of the rand during the first nine months of 2010.
In the labour market a modest increase in formal-sector employment was recorded in the second quarter of 2010, constituting the first increase after six successive quarters of contraction. The increase was the result of jobs created in the public sector. While increases in unit labour cost and wage settlements remained high, wage settlement rates continued to moderate in the course of 2010, partly in response to slowing inflation. However, industrial action intensified considerably during the second and third quarters of 2010 and was related mainly to wage demands.
Inflationary pressures continued to moderate, reflecting the sustained large output gap in the economy, the strengthening exchange value of the rand and the subdued behaviour of food prices. Consumer price inflation decelerated significantly to a twelve-month rate of only 3,2 per cent in September 2010 before edging slightly higher to 3,4 per cent in October. The Monetary Policy Committee (MPC) projected future inflation to be sufficiently contained to allow for reductions in the repurchase rate of the Bank at
Repurchase and prime overdraft rates

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its meetings in September and November 2010. The repurchase rate had previously been reduced by 50 basis points in March 2010 to a level of 6,5 per cent; in September it was lowered to 6,0 per cent and in November to 5,5 per cent — its lowest level in 30 years. Banks adjusted their benchmark interest rates in accordance with the reductions in the repurchase rate, bringing the prime lending rate to a level of 9,0 per cent following the November MPC decision.
The lower interest rate environment and rising levels of income and expenditure were reflected in an expansion of the banking sector’s balance sheet. The pace of increase in both the broadly defined money supply (M3), and bank loans and advances to the domestic private sector gained some momentum in the third quarter of 2010. The earlier contractions in bank lending to the corporate sector started to make way for renewed increases, albeit at muted levels.
Financial asset prices rose further in recent months as share prices trended higher and bond yields declined, reflecting profit expectations, lower inflation and indications of a smaller government deficit to be financed. However, despite the lowering of policy interest rates, house price increases lost traction from around mid-2010.
Government tax revenue trended higher in the first half of fiscal 2010/11 alongside rising levels of income and household consumption expenditure. The Medium Term Budget Policy Statement (MTBPS) released in October 2010 projected smaller deficits and a lower trajectory for government debt over the period to 2013/14, with the debt ratio expected to peak at less than 41 per cent of gross domestic product. A slightly quicker pace of withdrawal of fiscal stimulus was therefore foreseen in the October 2010 MTBPS than in the February 2010 Budget. Government remained committed to stability, and sound and sustainable fiscal policies.

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South African Reserve Bank

Domestic economic developments
Domestic output1,2
Growth in economic activity in South Africa edged lower in the third quarter of 2010, in tandem with slower growth in the global economy. Real gross domestic production increased at an annualised rate of 2,6 per cent in the third quarter of 2010 following increases of 4,6 per cent in the first quarter and 2,8 per cent in the second quarter. The slower pace of growth in the third quarter mainly reflected a decline in the real value added by the secondary sector and slower growth in real value added by the tertiary sector, which more than outweighed an acceleration in growth in the real value added by the primary sector. Despite the further moderation in quarter-to-quarter growth in the third quarter of 2010, the level of gross domestic production in the first three quarters of 2010 was 2,5 per cent higher than in the corresponding period of 2009. This rebound was from a low base — aggregate real gross domestic product had contracted by 1,7 per cent in calendar year 2009 as a whole.
Real gross domestic product
Percentage change at seasonally adjusted annualised rates

	2009				2010
Sectors	1st qr	2nd qr	3rd qr	4th qr	Year	1st qr	2nd qr	3rd qr

Primary sector	-18,5	4,4	-6,8	1,9	-3,9	14,7	-13,2	24,5
Agriculture	-8,1	-18,7	-13,7	-11,0	-3,0	4,9	13,6	16,3
Mining	-22,9	16,9	-3,7	7,7	-4,2	18,7	-22,2	28,1
Secondary sector	-17,5	-7,2	6,9	8,4	-7,1	6,5	3,7	-3,9
Manufacturing	-24,3	-10,7	8,2	10,8	-10,4	7,8	5,0	-5,0
Tertiary sector	0,1	-1,4	0,1	1,8	0,7	2,4	4,5	2,0
Non-agricultural sector	-5,8	-1,8	1,4	3,6	-1,5	4,3	2,4	2,0
Total	-5,9	-2,8	0,9	3,1	-1,7	4,6	2,8	2,6
Following a contraction of 13,2 per cent in the second quarter of 2010, the real value added by the primary sector expanded at a robust annualised rate of 24,5 per cent in the third quarter. This turnaround in growth was mainly brought about by a recovery in output of the mining sector.
Growth in the real value added by the agricultural sector registered strong annualised rates of 13,6 per cent in the second quarter and 16,3 per cent in the third quarter of 2010, boosted by an estimated maize crop of 13 million tons in the 2009/10 production season. This maize crop was the largest crop since the 1981/82 season.
Having contracted at an annualised rate of 22,2 per cent in the second quarter of 2010, mining production rebounded and advanced at a rate of 28,1 per cent in the third quarter of 2010. Increased production volumes were recorded in most subsectors, with pronounced increases noted in especially the production of coal and platinum. Output of these subsectors normalised, having contracted markedly in the second quarter on account of strikes and maintenance of smelters. Increased tonnages combined with a higher grade of ore milled bolstered the output of platinum mines. At the same time, the
1 In accordance with normal practice during the final quarter of every year, revised national accounts data are incorporated in this issue of the Quarterly Bulletin. These revisions are based on more detailed or more appropriate data that became available.
2 The quarter-to-quarter growth rates referred to in this section are based on seasonally adjusted data.

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South African Reserve Bank

demand for platinum remained strong, consistent with the increase in global vehicle production; the benefit of higher commodity prices was only partially neutralised by the stronger exchange value of the rand. Elevated levels of iron-ore production largely reflected strong demand from East Asia, whereas diamond production expanded in response to an anticipated firming of demand. As a result, the level of total real value added by the mining sector in the first three quarters of 2010 was 4,2 per cent higher than in the corresponding period of 2009.
Real gross domestic product
Seasonally adjusted annualised rates
The recovery in the manufacturing sector from mid-2009 lost some momentum in the third quarter of 2010, while growth in the real value added by the construction sector slowed further over the period, resulting in a contraction in the real value added by the secondary sector in the third quarter of 2010.
Having increased at an annualised rate of 5,0 per cent in the second quarter of 2010, the real value added by the manufacturing sector contracted at a similar rate in the third quarter of 2010. This decrease could mainly be attributed to declines in the production of the subsectors for basic iron and steel, non-ferrous metal products, and machinery and electrical equipment accounting for roughly 23 per cent of total manufacturing output. In addition, production in the subsector for motor vehicles, parts and accessories was adversely affected by prolonged industrial action over the period. Several automotive manufacturers had to shut down their operations completely during the strike, while only a quarter of the workers reported for duty at some other plants. Notably stronger growth in real value added was, however, observed in the subsector for petroleum, chemical, rubber and plastic products.
Despite the negative impact of labour action in the third quarter 2010, real manufacturing output in the first three quarters of 2010 still exceeded real output levels during the corresponding period of 2009 by 5,1 per cent — real output of the manufacturing sector had contracted by 10,4 per cent in 2009 as a whole. Consistent with lower production levels, the utilisation of capacity in the manufacturing sector decreased from 80,6 per cent in the second quarter of 2010 to 79,3 per cent in the third quarter.

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South African Reserve Bank

The real value added by the sector supplying electricity, gas and water contracted further at an annualised rate of 2,2 per cent in the third quarter of 2010. The domestic demand for electricity began to wane following warmer weather conditions and higher electricity prices.

Activity in the construction sector remained muted with real value added increasing at an annualised rate of 0,8 per cent in the third quarter of 2010, slightly below the rate of 1,0 per cent registered in the second quarter. Despite the lowest interest rates in 30 years, activity in the residential building sector remained subdued against the background of relatively high consumer indebtedness, the rising cost of living and an oversupply in some segments of the housing market. Activity in the civil construction and in the non-residential building subsectors remained lustreless, partly due to a lack of new projects.

Growth in the real value added by the tertiary sector decelerated from an annualised rate of 4,5 per cent in the second quarter of 2010 to 2,0 per cent in the third quarter following slower growth posted by all subsectors.

Alongside the slowdown in overall domestic economic activity, growth in the real output of the trade sector moderated from an annualised rate of 6,0 per cent in the second quarter of 2010 to 3,3 per cent in the third quarter. Almost all subsectors of the trade sector contributed to the moderation in growth in the third quarter of 2010. Most pronounced was motor vehicle sales, which were adversely affected by the shortage of stock resulting from labour action in the vehicle assembly and component industry during the quarter. However, trading conditions in the catering and accommodation subsector was partly boosted in the third quarter of 2010 by foreign visitors who preferred to visit the country after the FIFA World CupTM tournament had come to an end.

Following an annualised increase of 4,5 per cent in the second quarter of 2010, growth in the real value added by the transport, storage and communication sector slowed to 3,0 per cent in the third quarter. This was largely due to slower growth in the transport subsector, as the Passenger Rail Agency of South Africa suspended its long-distance service from mid-August. Activity in the communication sector maintained its momentum.

Growth in the real value added by the finance, insurance, real-estate and business services sector decelerated from 3,8 per cent in the second quarter of 2010 to 1,5 per cent in the third quarter. This slowdown was mainly evident in the domestic securities market, as trading activity on the JSE Limited (JSE) lost some momentum over the period. By contrast, the real value added by banks increased over the period.

Growth in the real value added by general government slowed from an annualised rate of 4,6 per cent in the second quarter of 2010 to 0,4 per cent in the third quarter. The 20-day public-sector strike contributed materially to the weaker growth performance.
Domestic expenditure
Growth in aggregate real gross domestic expenditure accelerated from an annualised rate of 1,6 per cent in the second quarter of 2010 to 5,8 per cent in the third quarter. This growth primarily resulted from a firmer increase in real final consumption expenditure by households alongside a slower pace of contraction in real inventory holdings. Real gross domestic expenditure was 3,7 per cent higher in the first nine months of 2010 than in the corresponding period in 2009, reversing the decline of 1,7 per cent recorded in 2009 as a whole.
Following an increase of 4,9 per cent in the second quarter of 2010, growth in real final consumption expenditure by households accelerated to an annualised rate of 5,9 per cent in the third quarter, facilitated by a further increase in the disposable income of households

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South African Reserve Bank

and positive wealth effects. A marked increase in household spending on services and an increase in spending on non-durable goods were primarily responsible for the higher consumption expenditure. In the first nine months of 2010 growth in real consumption expenditure by households amounted to 4,3 per cent compared with the corresponding period of 2009. This reflected an improvement in expenditure by households in 2010 compared with a contraction of 2,0 per cent in 2009 as a whole.
Real domestic final demand
The quarter-to-quarter growth in real outlays by households on durable goods lost some momentum in the third quarter of 2010, with growth slowing from a strong annualised rate of 50,8 per cent in the second quarter of 2010 to 13,7 per cent in the third quarter. This was mainly due to slower but still noticeable increases in spending on furniture and household appliances, as well as on other durable goods. However, real outlays on durable recreational products, and computers and related equipment contracted in the third quarter compared with the second quarter of 2010. While industrial action in the motor manufacturing industry inhibited sales of motor vehicles, motor vehicle sales were simultaneously encouraged by pre-emptive purchasing ahead of the introduction of a carbon emissions tax on 1 September 2010.
Following an increase of 10,1 per cent in the second quarter of 2010, real final consumption expenditure on semi-durable goods declined at an annualised rate of 5,9 per cent in the third quarter. Growth in real spending slowed across all semi-durable goods categories, with outright declines recorded in spending on clothing and footwear, and miscellaneous goods. Lower consumer spending on clothing and footwear could partly be attributed to the strong base set in the second quarter, when purchases by 2010 FIFA World CupTM tournament supporters had soared.

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South African Reserve Bank

Real gross domestic expenditure
Percentage change at seasonally adjusted annualised rates

	2009				2010
Components	1st qr	2nd qr	3rd qr	4th qr	Year	1st qr	2nd qr	3rd qr

Final consumption expenditure:
Households	-5,5	-4,9	2,6	6,5	-2,0	5,8	4,9	5,9
General government	7,0	1,0	8,4	1,3	4,8	6,9	7,0	-0,6
Gross fixed capital formation	-10,5	-10,4	-13,4	-5,1	-2,2	-2,4	1,3	0,9
Domestic final demand	-4,3	-5,0	0,3	3,1	-0,8	4,4	4,6	3,6
Change in inventories (R billions)*	-4,2	-40,0	-51,3	-42,5	-34,5	-7,9	-7,7	-0,9
Gross domestic expenditure	5,1	-10,9	-1,6	5,0	-1,7	12,0	1,6	5,8

*	At constant 2005 prices
Household spending on non-durable goods reversed from a contraction in the second quarter of 2010 and registered an annualised growth rate of 2,0 per cent in the third quarter. Higher spending on food, beverages, tobacco and petroleum products was partly neutralised by a decline in consumer outlays on household fuel and power. A marked increase in the price of power in the third quarter of 2010 made the use of electricity less affordable and probably prompted households to use more electricity-efficient equipment.
Real final consumption expenditure by households

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South African Reserve Bank

Household real expenditure on services rose at an annualised rate of 10,7 per cent in the third quarter of 2010, subsequent to a marginal increase of 0,7 per cent in the preceding quarter. Increased spending by households on transport and communication services, rent, and miscellaneous services more than offset decreases in spending in other service categories.
Real final consumption expenditure by households
Percentage change at seasonally adjusted annualised rates

	2009						2010
Components
	1st qr	2nd qr	3rd qr	4th qr	Year	1st qr	2nd qr	3rd qr

Durable goods	-5,1	-11,7	12,6	20,9	-9,6	37,9	50,8	13,7
Semi-durable goods	0,0	-4,1	-8,6	-1,9	-1,8	31,8	10,1	-5,9
Non-durable goods	-4,6	-6,7	1,7	-2,5	-2,7	13,1	-2,1	2,0
Services	-7,6	-2,2	4,5	13,8	0,2	-10,4	0,7	10,7
Total	-5,5	-4,9	2,6	6,5	-2,0	5,8	4,9	5,9
The increased spending on services by households in the third quarter could also be attributed to a low base in the second quarter, brought about by the relatively high spending by foreign tourists during the 2010 FIFA World CupTM tournament. Foreign travel receipts exceeded expenditure by South African residents temporarily travelling abroad during the period.
Following an annualised increase of 4,5 per cent in the second quarter of 2010, real disposable income of households increased at a rate of 5,6 per cent in the third quarter. The financial position of households improved further during the third quarter of 2010, consistent with the rebuilding of household balance sheets. Net wealth of households had increased for the fifth consecutive quarter since the third quarter of 2009. While house price increases moderated, this was largely offset by fairly robust growth in equity portfolios in the third quarter of 2010. As a result, the year-on-year increase in net wealth of the household sector decelerated from 15,7 per cent in the second quarter of 2010 to 9,8 per cent in the third quarter. The ratio of net wealth to disposable income came to 352 per cent in the third quarter of 2010, marginally higher than in the previous quarter.
Having reached a peak of 82,0 per cent in the first quarter of 2008, the ratio of household debt to disposable income trended gradually downwards before increasing from 78,2 per cent in the second quarter of 2010 to 78,5 per cent in the third quarter. However, as interest rates edged lower, the ratio of debt-service cost to disposable income receded to 7,8 per cent in the third quarter of 2010 from 8,0 per cent in the preceding quarter. The cumulative effects of the easing of the monetary policy stance and the concomitant decline in debt-service cost bode well for households’ confidence levels and expenditure going forward.
Real final consumption expenditure by general government receded at an annualised rate of 0,6 per cent in the third quarter of 2010, compared with a rate of increase of 7,0 per cent attained in the preceding quarter. Real expenditure by general government slowed, mainly due to a lower pace of increase in compensation of employees as a result of strike action taken during the period. In addition, spending on non-wage goods

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South African Reserve Bank

and services contracted as no armaments in terms of the defence procurement programme were acquired in the third quarter of 2010. Consequently, after contributing 1,4 percentage points to the growth in real gross domestic expenditure in the second quarter of 2010, government consumption expenditure subtracted 0,1 percentage points in the third quarter.
Household balance sheet
Real gross fixed capital formation increased at a modest annualised rate of 0,9 per cent in the third quarter of 2010, having increased at a rate of 1,3 per cent in the second quarter. Real capital expenditure by private business enterprises and public corporations rose marginally in both the second and the third quarters, while the decline in capital spending by general government continued. Real gross fixed capital expenditure was 5,1 per cent lower in the first nine months of 2010 compared with the same period in 2009.

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South African Reserve Bank

Real gross fixed capital formation
Percentage change at seasonally adjusted annualised rates

	2009				2010
Components	1st qr	2nd qr	3rd qr	4th qr	Year	1st qr	2nd qr	3rd qr

Private business enterprises	-25,4	-15,5	-18,5	-4,3	-8,9	-2,5	2,4	1,9
Public corporations	59,6	10,0	5,4	3,8	26,1	3,1	2,5	0,9
General government	-5,4	-13,9	-16,0	-19,5	-4,0	-9,9	-5,0	-3,3
Total	-10,5	-10,4	-13,4	-5,1	-2,2	-2,4	1,3	0,9
Comprising more than two-thirds of total gross fixed capital formation, real fixed outlays by private business enterprises increased for two quarters in succession after registering negative growth rates for five consecutive quarters. Growth in real gross fixed capital outlays by private business enterprises accelerated to annualised rates of 2,4 per cent in the second quarter of 2010 and 1,9 per cent in the third quarter. In most of the private sector real gross fixed capital formation increased moderately in the third quarter of 2010, constrained by a large output gap, subdued domestic demand, the appreciation of the external value of the rand and fragile global markets. Capital spending on commercial vehicles was also constrained by the strike action that took place in the motor industry. It seems, however, that the strong rand contributed to an increase in imports of machinery and other equipment from the second quarter of 2010.
Private-sector capital formation contracted in two areas: real capital spending by the agricultural sector declined sharply as farmers remained reluctant to invest in machinery and other equipment in view of the relatively low prices of maize and a number of other agricultural products. Private investment in residential buildings also contracted somewhat in the third quarter.
Real gross fixed capital formation by institutional sector
 Seasonally adjusted

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South African Reserve Bank

The pace of increase in real fixed capital expenditure by public corporations slowed from an annualised rate of 2,5 per cent in the second quarter of 2010 to 0,9 per cent in the third quarter. The slower growth could mainly be attributed to a broadly sideways movement in capital outlays in the electricity subsector and a slower pace of increase in the transport subsector following the completion of infrastructure projects related to the football tournament; the upgrading of freeway networks, however, progressed as scheduled. The upgrading of network and data-processing equipment by the communication subsector to enable faster data transmission further contributed to the increase in capital spending by public corporations.
The contraction in real fixed capital outlays by general government continued at annualised rates of 5,0 per cent in the second quarter of 2010 and 3,3 per cent in the third quarter. This decline in capital spending in part reflected the finalisation of projects undertaken in preparation for the football tournament. The marked improvement in road rehabilitation, which includes road-over-railway bridges and the widening of river bridges by provinces, supported real capital outlays in the third quarter of 2010.
The level of real inventories declined in the third quarter of 2010, albeit at a significantly slower pace than in the second quarter. The slower run-down in aggregate inventory levels added 1,4 percentage points to the growth in real gross domestic expenditure in the third quarter of 2010. Inventory levels in the trade sector contracted, while inventories were accumulated in the mining sector in the third quarter of 2010 alongside the recovery in mining production.
In the mining sector coal mining in particular recorded a build-up of inventories during this period. As a percentage of non-agricultural gross domestic product, industrial and commercial inventories declined from 12,4 per cent in the second quarter of 2010 to 12,3 per cent in the third quarter. Real inventory de-accumulation in the first nine months of 2010 slowed considerably compared with the sharp reduction that was recorded in 2009.
Factor income
The year-on-year growth in total nominal factor income edged lower from 11,2 per cent in the second quarter of 2010 to 9,8 per cent in the third quarter. This mild deceleration was mainly due to the slower growth in compensation of employees and gross operating surpluses in the third quarter of 2010.
Growth in compensation of employees, measured over four quarters, decelerated from 11,2 per cent in the second quarter of 2010 to 8,6 per cent in the third quarter. This slowdown in growth was evident in almost all sectors of the economy. Despite the slower growth in compensation of employees, the share of labour in total factor income increased from 49,8 per cent in the second quarter of 2010 to 50,6 per cent in the third quarter. The compensation of employees increased by 10,2 per cent for the first three quarters of 2010 compared with the same period in 2009.
In tandem with the slower growth in real economic activity, the year-on-year increase in total gross operating surpluses receded from a rate of 11,2 per cent in the second quarter of 2010 to 10,9 per cent in the third quarter. Smaller increases were evident in the gross operating surpluses of almost all sectors of the economy with the exception of the mining and the finance, insurance, real-estate and business services sectors.

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South African Reserve Bank

The gross operating surplus of the agricultural sector also decelerated as the cost of inputs, such as fertilisers, fuel and electricity, increased drastically. Consequently, the share of the gross operating surplus in total factor income decreased from 50,2 per cent in the second quarter of 2010 to 49,4 per cent in the third quarter.
Gross saving
The national saving ratio, or the ratio of gross saving to gross domestic product, declined slightly from 17,0 per cent in the second quarter of 2010 to 16,7 per cent in the third quarter. Slightly stronger growth was observed in the gross saving of corporate business enterprises, which was offset by the deterioration in the dissaving by general government. On account of the relatively low saving ratio, 15,3 per cent of South Africa’s total gross capital formation accordingly had to be financed through an inflow of foreign capital into the economy. This was lower than the ratio of 20,7 per cent for 2009.
Gross saving by the corporate sector as a ratio of gross domestic product rose from 16,4 per cent in the second quarter to 17,4 per cent in the third quarter of 2010. The improved performance of corporate saving mainly resulted from the slower pace of increase in dividend declarations and interest payments, which was only partially neutralised by higher tax payments. The average saving ratio of the corporate sector for the first nine months of 2010 improved to 16,3 per cent compared with 14,7 per cent in 2009 as a whole.
The gross saving rate of the household sector declined marginally from 1,6 per cent in the second quarter of 2010 to 1,5 per cent in the third quarter. This was the result of increased household disposable income, which was neutralised by strong growth in final consumption expenditure by consumers. Likewise, gross dissaving by general government worsened from 1 per cent of gross domestic product in the second quarter to 2,3 per cent in the third quarter of 2010.
Employment
Employment in the formal non-agricultural sector of the South African economy, generally lagging growth in overall domestic economic activity, registered its first post-recession increase in the second quarter of 2010 — three quarters after real gross domestic production had resumed rising in the third quarter of 2009. The downward phase in the employment cycle lasted six quarters and predominantly reflected job losses in the private sector, especially in those sectors that had benefited earlier on from the surge in domestic demand and in international commodity prices during the prolonged upward phase of the business cycle.
According to the Quarterly Employment Statistics (QES) survey published by Statistics South Africa (Stats SA), formal non-agricultural employment expanded at a seasonally adjusted and annualised rate of 1,8 per cent in the second quarter of 2010. Employment in the private sector increased at a rate of 0,6 per cent, whereas public-sector employment rose at a more robust rate of 5,9 per cent. In total, about 36 000 job opportunities were added in the second quarter of 2010, as opposed to a loss of as many as 94 000 jobs in the same period in the previous year. The improvement in employment prospects in the second quarter of 2010 followed a loss of 22 000 jobs in the first quarter of 2010, indicating the low pace of employment gains in the current economic recovery.

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South African Reserve Bank

      Output and formal non-agricultural employment

Seasonally adjusted
More than 75 per cent of all jobs created in the second quarter of 2010 occurred in the public sector. Although marginal growth in aggregate private-sector employment was recorded in the second quarter of 2010, job losses continued to be registered in the manufacturing; construction; gold-mining; and trade, catering and accommodation services sectors. By contrast, the public sector expanded its staff complement by about 27 300 during the second quarter of 2010, as jobs were created at all tiers except in public-sector enterprises.
Change in enterprise-surveyed formal non-agricultural employment in the second quarter of 2010

Sector	Over one quarter*	Over four quarters
	Number	Number	Percentage

Mining	100	2 400	0,5
Gold mining	-2 400	-1 900	-1,2
Non-gold mining	2 500	4 300	1,3
Manufacturing	-19 500	-49 900	-4,1
Electricity supply	1 400	-1 800	-3,1
Construction	-6 200	-27 800	-6,3
Trade, catering and accommodation	-200	-36 600	-2,2
Transport, storage and communication	1 900	8 200	3,3
Financial intermediation and insurance	28 400	-56 400	-3,1
Community, social and personal services	2 800	17 300	4,3
Total private sector	8 700	-144 600	-2,3
National, provincial and local government	27 800	34 100	1,9
Public-sector enterprises	-500	-1 200	-1,1
Total public sector	27 300	32 900	1,7
Grand total	36 000	-111 700	-1,4

*	Quarter to quarter (seasonally adjusted)
Components may not add up to totals due to rounding
Employment gains in the private sector of the economy are more dependent on the pace of domestic and global economic recovery, whereas public-sector employment creation

14	Quarterly Bulletin December 2010

South African Reserve Bank

can be effected in a countercyclical manner by government. In the year to the second quarter of 2010 approximately 111 700 jobs were lost in the formal non-agricultural sector of the economy. The private sector pruned roughly 144 600 jobs during this period; these losses were only partly countered by an increase in public-sector employment of about 32 900 jobs. Job shedding in the private sector occurred especially in finance and insurance; manufacturing; trade, catering and accommodation services; and in the construction sector. By contrast, the community, social and personal services sector has consistently expanded its job complement during the past two years.
Following seven consecutive quarters of employment losses in the manufacturing sector, employment numbers increased temporarily by 1,7 per cent in the first quarter of 2010. The seasonally adjusted employment level thereafter receded again by 19 500 or 6,4 per cent in the second quarter of 2010, with most job losses occurring in the subsector for food, beverages and tobacco. The Kagiso Purchasing Managers’ Index (PMI) fluctuated around the neutral level of 50 index points in recent months, indicative of more stable conditions prevailing in the sector. At the same time, the seasonally adjusted employment sub-index averaged around 50 in the first six months of 2010, but declined in the subsequent four months.
Employment gains in the construction sector progressed at a seasonally adjusted rate of 3,9 per cent in the first quarter of 2010, but renewed job losses in the order of 6 200 were again recorded in the second quarter. These job losses could, to an important extent, be ascribed to the completion of some major infrastructural projects in the first half of 2010 along with persistent relatively subdued activity in the residential and non-residential building sector.
Employment creation in the mining sector as a whole continued at a more moderate pace in the second quarter of 2010 — seasonally adjusted employment rose by 0,1 per cent in the second quarter compared with an increase of 5,2 per cent in the preceding quarter. Job losses in the gold-mining sector were more than outweighed by the third consecutive quarterly increase in job opportunities in the non-gold mining sector.
Consistent with the higher level of consumption expenditure by households, employment in the trade, catering and accommodation services sector expanded at a seasonally adjusted rate of 1,9 per cent in the first quarter of 2010 following eight consecutive quarters of contraction. In the subsequent quarter employment numbers moved broadly sideways. However, in the year to the second quarter of 2010 employment in this sector still contracted by 36 600 or 2,2 per cent.
Following four quarters of contraction, employment in the finance, insurance, real-estate and business services sector increased temporarily at a rate of 1,9 per cent in the final quarter of 2009, before decreasing again at a rate of 9,5 per cent in the first quarter of 2010. This fairly substantial loss of employment opportunities was partially offset by an increase of 6,7 per cent in the second quarter. This sector, nevertheless, shed some 56 400 job opportunities in the year to the second quarter of 2010.
The pace of public-sector employment creation picked up from an annualised rate of 1,2 per cent in the first quarter of 2010 to 5,9 per cent in the second quarter. On a seasonally adjusted basis, general government created approximately 27 800 jobs in the second quarter of 2010, while approximately 500 jobs were pruned by other public-sector enterprises over the period. Similarly, in the year to June 2010 general government was responsible for the bulk of jobs created, while jobs were lost in other public-sector enterprises.

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South African Reserve Bank

Stats SA’s Quarterly Labour Force Survey reported that the official unemployment rate remained virtually unchanged at 25,3 per cent in the third quarter of 2010; the total number of employed amounted to 13,0 million at the end of September 2010. Compared with a year earlier, about 100 000 fewer workers were employed in the non-agricultural sector of the economy in the third quarter of 2010.
The first three quarters of 2010 were characterised by extensive industrial action in especially the mining, manufacturing and government sectors. In the nine months to September 2010 roughly 14,3 million working days were lost due to industrial action compared with 2,8 million working days in 2009 as a whole. According to Andrew Levy Employment Publications, wage demands were the main reason for strike action, accounting for 98 per cent of working days lost in the first three quarters of 2010. A month-long suspended public-sector strike was concluded when government implemented its offer of a 7,5 per cent salary increase along with an R800 housing allowance backdated to July 2010.
Working days lost due to strike action
* First nine months of 2010
Source: Andrew Levy Employment Publications
During the economic boom of 2004 to 2008, economic growth of about 5 per cent per annum was associated with, on average, 2 per cent annual growth in employment. With global economic activity remaining hesitant and uneven, the same levels of economic growth are unlikely to be reached in the near term, thereby dampening prospects for robust job creation. Substantiating this expectation, the Rand Merchant Bank/Bureau for Economic Research (RMB/BER) Business Confidence Index continued to fluctuate below the 50-per-cent-mark during 2010. The volume of job advertisements in the print media, however, registered an increase of 12,4 per cent in the year to the third quarter of 2010 — the first increase to be recorded in 13 quarters.
Current policy debate around job creation has justifiably taken centre stage in government, labour and business organisations. Cabinet recently unveiled its New Growth Path initiative which aims to accelerate economic growth, create 5 million jobs, reduce the unemployment rate from 25 per cent to 15 per cent over the next ten years and alleviate poverty. The private sector is expected to play a pivotal role in the attainment of these goals as infrastructure development is targeted in a number of

16	Quarterly Bulletin December 2010

South African Reserve Bank

sectors, including the agriculture, manufacturing and tourism sectors. In his October 2010 MTBPS, the Minister of Finance also elaborated on the New Growth Path. The Congress of South African Trade Unions (Cosatu) tabled its New Growth Path policy document which emphasises job creation, among other suggested interventions, through the Extended Public Works Programme with a focus on youth employment.
RMB/BER business confidence and job advertisements
Source: Bureau for Economic Research and South African Reserve Bank calculations
Labour cost and productivity
Despite slowing consumer price inflation in recent months, the year-on-year rate of increase in the average nominal remuneration per worker accelerated consistently from the second quarter of 2009 to the second quarter of 2010. The annual rate of increase in average nominal remuneration per worker in the formal non-agricultural sector of the economy amounted to 11,8 per cent in 2009, accelerating to 15,8 per cent in the year to the second quarter of 2010, with the same increase recorded in the private sector over this latter period.
Despite widespread job losses in the private sector, all subsectors registered double-digit rates of increase in remuneration per worker from the second quarter of 2009 to the second quarter of 2010. Increases ranged from as high as 29,9 per cent in the construction sector, 23,8 per cent in the community, social and personal services sector, 17,7 per cent in the electricity sector, 16,4 per cent in the manufacturing sector and 14,7 per cent in the financial sector. Compositional changes in the formal sectors of the economy, such as the closing down of struggling low-paying firms, may have had a bearing on these increases. In the public sector, increases in remuneration per worker averaged 14,9 per cent over this period. According to the Wage Settlement Survey released by Andrew Levy Employment Publications, the average wage settlement rate amounted to 8,3 per cent in the first three quarters of 2010, lower than the 9,4 per cent recorded in the corresponding period in 2009.
According to the results published by Productivity SA in the Productivity Statistics 2009 report, the reduction in production levels in various industrial sectors, in the midst of the global economic recession, resulted in a 0,4 per cent decrease in multi-factor productivity in 2009 from an increase of 1,8 per cent in 2008. Total labour productivity increased at an annual average rate of 0,9 per cent during the period from 1970 to 2009.

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South African Reserve Bank

Three successive quarters of negative growth in gross domestic product from the fourth quarter of 2008 to the second quarter of 2009 detracted from labour productivity advances, resulting in annual labour productivity growth in the formal non-agricultural sector slowing from 1,9 per cent in 2008 to 1,6 per cent in 2009.
Headline consumer price index, unit labour cost and wage settlement rates
* First nine months of 2010
Source: Andrew Levy Employment Publications and Statistics South Africa
With formal-sector employment having fallen more significantly than production over the year to the first quarter of 2010, measured labour productivity rose strongly. The year-on-year rate of increase in labour productivity amounted to no less than 5 per cent in the first quarter of 2010 and 4,6 per cent in the second quarter. A marginal increase in employment in the non-agricultural sector of the economy, combined with a moderation in total output in the economy, resulted in the small deceleration in labour productivity during the second quarter of 2010. Given the persistently high nominal remuneration increases and slowing labour productivity growth, the year-on-year rate of increase in nominal unit labour cost accelerated from 10,3 per cent in the first quarter of 2010 to 10,8 per cent in the second quarter.
Prices
Producer price inflation of domestic output accelerated markedly up to June 2010, driven higher in part by base effects and steep increases in international commodity prices. Elevated electricity price increases also contributed to the acceleration in headline producer price inflation. However, producer price inflation then decelerated, not least on account of the appreciation in the external value of the rand. In comparison, since early 2010 consumer price inflation has remained contained within the inflation target range of 3 to 6 per cent, even approximating the lower limit of the target range in recent months. In the year to October 2010 consumer price inflation amounted to 3,4 per cent. The moderation in headline consumer price inflation resulted mainly from significantly lower rates of increase in the prices of consumer goods, particularly of food and petrol.
Producer price inflation of imported commodities accelerated significantly from January 2010, its year-on-year rate rising as high as 6,5 per cent in May before moderating to 1,3 per cent in October. The nominal exchange value of the rand against the US dollar appreciated by 10,8 per cent between February 2010 and

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South African Reserve Bank

October, while the US dollar-based commodity price index for South African exports increased by 14,9 per cent. Mining commodity producer price inflation accelerated to a twelve-month-high rate of 30,9 per cent in May 2010 before decelerating to 6,9 per cent in October. Prices of imported agricultural commodities increased at a year-on-year rate of 12,0 per cent in October, following an extended period of negative year-on-year rates of change. Prices of imported manufactured goods have, however, continued to register deflation during the year to October 2010.
Prices
* CPIX up to December 2008; CPI for all urban areas from January 2009 onwards
Producer price inflation of domestic output accelerated from a twelve-month rate of 2,7 per cent in January 2010 to 9,4 per cent in June, before moderating in the ensuing months to 6,4 per cent in October. Producer prices of mining output have remained elevated since the beginning of the year. These prices increased markedly at a rate of 14,0 per cent in the year to October 2010. Producer price inflation for forestry output has also quickened in pace since February 2010, amounting to a twelve-month rate of 23,1 per cent in October. Producer price inflation of electricity reached a year-on-year peak of 39,5 per cent in June 2010, before moderating to 20,6 per cent in October. More recently, producer prices of water supply also increased substantially at a rate of 13,0 per cent in the year to October 2010. Producer prices of manufactured output remained broadly unchanged in the first three quarters of 2010, following an eleven-month period of deflation. However, in the manufacturing subcategory the prices of several products, including tobacco, basic metals and footwear, have risen in recent months.
During the first eight months of 2010 the producer prices of food declined at both the agricultural and manufactured level. This significant deceleration in producer food price inflation eventually contributed to the moderation in consumer food price inflation, in turn assisting the notable deceleration in consumer goods price inflation in recent months. In fact, in the first five months of 2010 year-on-year consumer goods price increases remained within the inflation target range, before subsiding to below this range in the subsequent months to October 2010. Influenced by the appreciation of the exchange rate, durable and semi-durable goods price inflation turned negative, while the prices of non-durable goods increased at rates within the inflation target range in the five months to October 2010. Headline consumer services price inflation decelerated to within the inflation target range from July 2010 and amounted to a year-on-year rate of 5,2 per cent in October. However, in the services price basket elevated price increases were noted for

Quarterly Bulletin December 2010	19

South African Reserve Bank

municipal services, rail transport, primary and secondary education, and health insurance. Based on the classification of individual consumption by purpose (COICOP), twelve-month rates of price changes in 5 of the 12 categories were in excess of the upper limit of the inflation target range in October 2010, while 6 were below and 1 was within the inflation target range.
Consumer price inflation by COICOP category
Percentage change over twelve months

		October
	Weights	2010

Education	2,19	9,2
Health	1,47	7,2
Alcoholic beverages and tobacco	5,58	7,1
Restaurants and hotels	2,78	6,3
Housing and utilities	22,56	6,3
Miscellaneous goods and services	13,56	4,8
Transport	18,80	1,8
Food and non-alcoholic beverages	15,68	1,0
Clothing and footwear	4,11	0,8
Household contents, maintenance and equipment	5,86	0,0
Recreation and culture	4,19	-1,5
Communication	3,22	-2,4
Total headline consumer prices	100,0	3,4
Underlying inflationary pressure continued to be present in the economy, as evidenced by the fact that prices in almost half the number of all COICOP categories, with a combined weight of 34,58 per cent in the consumer price basket, were still increasing at rates above the upper limit of the inflation target range in October 2010. When the impact of the more volatile prices of food, non-alcoholic beverages, petrol and energy is excluded from the headline consumer price index, underlying year-on-year inflation amounted to 3,4 per cent in October 2010.
Targeted and underlying consumer price inflation
* CPIX up to December 2008; CPI for all urban areas from January 2009 onwards

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South African Reserve Bank

The consumer prices of administered items accelerated significantly to a year-on-year rate of 14,5 per cent in January 2010, whereafter it moderated to 8,4 per cent in October. When the effect of petrol and electricity prices is excluded from the calculation, this year-on-year rate of increase amounted to 6,3 per cent, still in excess of the inflation target range, validating the general concern about upward price pressures from the remaining components in the administered price index.
The BER Inflation Expectations Survey conducted in the third quarter of 2010 indicated that the inflation outlook had improved among all surveyed participants, with all forecasts revised downwards since the previous survey. Whereas financial analysts expected inflation to remain within the target range, business representatives and trade union officials continued to anticipate inflation to be above the inflation target range over the whole forecast period. The inflation outlook of households improved significantly, with their inflation expectation for 2010 declining to 7,4 per cent from 8,3 per cent previously. Of significance was the fact that this had been the largest downward revision between two consecutive quarters within the same year since the third quarter of 2003, indicating the substantiveness of slowing inflation in recent months as experienced by households.
Headline consumer price inflation expectations
Per cent, as surveyed in the third quarter of 2010

	Financial	Business	Trade union	All surveyed
Average inflation expected for:	analysts	representatives	representatives	participants

2010	4,5	6,5	6,2	5,7
2011	5,2	6,8	6,4	6,1
2012	5,6	7,1	6,5	6,4
Source: Bureau for Economic Research, Stellenbosch University

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South African Reserve Bank

Foreign trade and payments
International economic developments
The momentum of the global economic recovery in the second half of 2009 was sustained in the first half of 2010. Preliminary data, however, suggest that global growth moderated in the third quarter of 2010, following an expansion in output at an average annualised rate of around 5 per cent in the preceding four quarters. According to the October 2010 IMF World Economic Outlook, the global economy is projected to grow by 4,8 per cent in 2010 and 4,2 per cent in 2011. This outlook was revised upwards by 0,2 percentage points for 2010, while the forecast for 2011 was revised downwards by 0,1 percentage points. Economic growth in advanced economies was revised upwards to 2,7 per cent in 2010 and downwards to 2,2 per cent in 2011, while growth in emerging-market and developing economies was revised upwards to 7,1 per cent in 2010 and left unchanged at 6,4 per cent in 2011. The IMF noted that the global economic recovery remained fragile and uneven with risks to the outlook mainly on the downside.
World trade imbalances shrank in late 2008 and early 2009, but have widened again as world trade recovered from the global financial crisis. The huge surpluses in some countries and their counterpart deficits in others have raised fears of unco-ordinated competitive devaluations. Global leaders, however, pledged at the recent Group of Twenty (G-20) Seoul Summit to refrain from competitive devaluation of currencies.
The relatively strong growth performance and positive outlook for emerging-market economies after the crisis, combined with fairly large interest rate differentials and generally healthier fiscal positions favouring emerging economies over advanced economies, have resulted in a surge in capital flows to emerging-market economies. According to the Institute of International Finance,3 net private capital flows to emerging-market economies are expected to rebound from US$581 billion in 2009 to US$825 billion in 2010 and US$833 billion in 2011. Emerging Asia as a region is expected to remain the largest recipient of private capital flows. The currencies of many emerging-market economies accordingly appreciated sharply following the surge in capital inflows. The Brazilian real, for example, has appreciated against the US dollar by almost 35 per cent since January 2009, convincing the authorities to introduce a tax on
Emerging-market economies: Net private capital inflows
Source: Institute of International Finance

3	Institute of International Finance, Research Note: Capital Flows to Emerging Market Economies, 4 October 2010.

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South African Reserve Bank

new bond purchases and derivative transactions. Several other emerging-market economies also introduced capital controls on the inward movement of capital in recent months in an attempt to neutralise upward pressure on exchange rates.
From mid-2010 the economic revival in advanced economies appeared to have lost momentum as consumer confidence levels remained subdued in view of financial and fiscal problems encountered in several countries. The economic recovery in the US, however, gathered some momentum in the third quarter of 2010 with real output growth accelerating, underpinned by positive contributions from personal consumption expenditure, private inventory investment and non-residential fixed investment. Real output growth in the euro area slowed during the third quarter of 2010 as activity moderated in Germany, France, Italy and Spain. Economic activity in Greece and the Netherlands contracted in the third quarter of 2010 and concerns over the banking crisis in Ireland unsettled global markets in mid-November 2010.
In Japan real output expanded at a robust rate in the third quarter of 2010 underpinned by a strong recovery in private consumption expenditure and inventory investment. Although export growth has moderated due to the appreciation of the yen, it still made a significant positive contribution to growth. Downside risks to the Japanese economy are expected to continue amid uncertainty about the global economic recovery. The UK economy, which performed robustly in the second quarter of 2010, slowed in the third quarter.
Output growth remained relatively robust across all emerging-market economies in the first half of 2010, but moderated in the third quarter of 2010. Economic growth in China rebounded in the third quarter of 2010 and is expected to remain strong in India. Real gross domestic product contracted in Russia and Romania, and is expected to be sluggish in Argentina, Brazil and Mexico. The growth outlook for emerging-market economies will be hampered by weak domestic and external demand due to the continued fragility in the global labour market and continued fiscal tightening.
Following a significant decline in May 2010, Brent crude oil prices remained volatile and trended upwards, reaching levels above US$84 per barrel in early November 2010. Although concerns about the global economic recovery and continued high levels of global oil stocks persisted, the recent high level of crude oil prices was mainly supported
Brent crude oil prices
Source: Bloomberg

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South African Reserve Bank
by a weaker US dollar, stronger Chinese demand and the introduction of another round of quantitative easing by the US Federal Reserve in an effort to stimulate the economy. At its meeting in October 2010, the Organization of the Petroleum Exporting Countries (OPEC) agreed to keep its current oil production quotas unchanged as global oil supply remains abundant, while the prospects of a global economic demand recovery still remain uncertain. Brent crude oil futures contracts for delivery in the fourth quarter of 2011 traded around US$85 per barrel towards the end of November 2010.
According to the IMF’s October 2010 World Economic Outlook, global inflation is expected to accelerate to 3,7 per cent in 2010, before decelerating to 3,1 per cent in 2011. The global inflation outlook for 2010 remained unchanged, while the projection for 2011 was revised slightly upwards. The IMF expects inflationary pressures to remain subdued due to weak domestic demand conditions following continued excess capacity and high unemployment levels, with a few exceptions among emerging-market economies.
Inflationary pressures remained relatively limited in advanced economies due to prevailing large output gaps, high unemployment rates and subdued private consumption expenditure. Rising commodity prices and the effect of fiscal consolidation on taxation nevertheless increased the risk attached to the inflation outlook. Annual headline consumer price inflation in the US has remained subdued and stable in recent months, while in Japan consumer prices continued their deflationary trend due to the persistent slack in the economy. Inflation in the euro area remained contained in the third quarter of 2010, although displaying volatility due to energy-price base effects. Consumer price inflation in the UK has continued to remain more than 1 percentage point above the Bank of England’s inflation target of 2 per cent in October 2010.
Inflationary pressures have also remained generally subdued in most emerging-market economies, but have recently started to accelerate quite strongly in emerging Europe. The global economic recovery, the gradual increase in commodity prices and rising food prices may begin to exert upward pressure on inflation across the region. Inflationary pressures seem to be highest in emerging economies such as Argentina, India, Romania, Russia, Turkey and Venezuela, but are relatively low in Chile, Colombia, Peru and Malaysia. Annual inflation in China has risen steadily in recent months, reaching a 25-month high of 4,4 per cent in October 2010. The Chinese government is, however, extremely concerned about food price inflation, which registered 10,1 per cent in October 2010.
Strong economic growth momentum and concerns about inflation in the medium term prompted the central banks of Australia, Canada, Israel, New Zealand, Korea, Sweden and Taiwan to raise interest rates in recent months. Mounting inflationary pressures were the motivation behind interest rate increases in emerging-market economies including Brazil, Chile, China, India, Malaysia and Thailand. A number of central banks have recently put more emphasis on using other available policy tools such as quantitative easing to regulate the market. In October 2010 the Bank of Japan announced an enhanced monetary easing programme to purchase financial assets worth ¥5 trillion to spur economic growth, while cutting the overnight rate from 0,1 per cent to a range of 0 to 0,1 per cent. The Bank also indicated that it would keep the benchmark rate effectively at zero until price stability had materialised. The US Federal Open Market Committee has also announced a further quantitative easing programme, better known as ‘QE2’, to support the economic recovery. Inflationary concerns, however, also prompted the Bank of China to withdraw excess liquidity by raising the reserve requirement of banks by 50 basis points, the fifth increase this year.

24	Quarterly Bulletin December 2010

South African Reserve Bank
Current account4
The shift in global trade patterns from late 2009 continued to favour developing economies as the economic recovery phase in some advanced economies lacked vigour. Firm external demand from especially the Asian region and some parts of Europe contributed significantly to an increase in the volume of South African exports during the third quarter of 2010. At the same time, the continuous recovery in domestic demand brought about an increase in the volume of merchandise imports. With the terms of trade improving at the same time, the surplus on the trade account widened considerably from R13,2 billion in the second quarter of 2010 to R32,4 billion in the third quarter. Relative to South Africa’s gross domestic product, the trade balance progressed from 0,5 per cent to 1,2 per cent over the period.
South African exports to different regions
Not seasonally adjusted and annualised
Source: South African Revenue Service
The waning of post-2010 FIFA World CupTM tournament activities during the third quarter of 2010 contributed to a contraction in travel receipts from foreign tourists and caused, among other factors, the deficit on the overall services, income and current transfer account with the rest of the world to widen again over the period. This larger shortfall more than neutralised the improvement in the trade balance, causing the overall current-account deficit to widen from 2,5 per cent of gross domestic product in the second quarter of 2010 to 3,0 per cent in the third quarter.

4	Unless stated to the contrary, the current-account transactions referred to in this section are all seasonally adjusted and annualised.

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South African Reserve Bank
Balance of payments on current account
Seasonally adjusted and annualised
R billions

	2009			2010
	3rd qr	4th qr	Year	1st qr	2nd qr	3rd qr

Merchandise exports	477,6	528,5	503,7	518,6	552,0	586,5
Net gold exports	53,4	59,2	52,8	49,5	59,0	63,1
Merchandise imports	-508,7	-562,8	-554,2	-581,0	-597,8	-617,2
Trade balance	22,3	24,9	2,3	-12,9	13,2	32,4
Net service, income and current
transfer payments	-97,7	-97,0	-99,4	-103,2	-79,8	-111,6
Balance on current account	-75,4	-72,1	-97,1	-116,1	-66,6	-79,2
As a percentage of gross domestic product	-3,1	-2,9	-4,1	-4,6	-2,5	-3,0
The value of merchandise exports advanced at a brisk and almost similar pace in both the second and third quarters of 2010. Firm increases in manufacturing output in China and India supported new orders for South African-produced mining products and materially contributed to an increase in South Africa’s export volumes in the third quarter of 2010. The increase in the volume of mining exports to the Asian region coincided with a robust recovery in the real output of the mining sector in the third quarter. The volume of manufactured exports advanced by 3,4 per cent, buoyed mainly by increases in the chemical products as well as machinery and electrical equipment categories. At the same time, the volume of vehicle exports contracted as an extended industrial strike in the motor vehicle manufacturing sector took its toll in August and September 2010. The overall volume of merchandise exports advanced by 6,4 per cent in the third quarter of 2010, recovering from the subdued external demand and supply-side frictions in the first half of 2010. Expressed as a percentage of gross domestic product, the overall value of merchandise exports amounted to 22,3 per cent in the third quarter of 2010 compared with 21,1 per cent in the second quarter.
In the third quarter of 2010 the US dollar prices of some of South Africa’s major export commodities declined, more especially that of coal, platinum and nickel. Declines in the
Purchasing Managers’ Indices

26	Quarterly Bulletin December 2010

South African Reserve Bank
prices of these commodities partly offset increases in the prices of iron ore, copper and gold. The price of gold on the London market edged higher by 2,7 per cent to US$1 227 per fine ounce in the third quarter of 2010 and further to US$1 343 per fine ounce in October. As a result of decreases in the dollar prices of South African export commodities alongside the appreciation in the exchange value of the rand, the rand price of merchandise exports receded marginally in the third quarter of 2010.
The strengthening in the exchange value of the rand also contributed to a decline of about 0,2 per cent in the realised rand price of net gold exports in the third quarter of 2010. During the three preceding quarters, the rand price of gold increased unabatedly. The volume of net gold exports rose further by 7 per cent in the third quarter of 2010, following an increase of 9,2 per cent in the preceding quarter. The combination of a substantial increase in the volume and marginally lower price of gold exports was a 6,8 per cent increase in the value of net gold exports in the third quarter of 2010.
The volume of merchandise imports advanced by 5,4 per cent in the third quarter of 2010, consistent with the sustained recovery in domestic demand. The further increase in imports reflected, in part, the somewhat more favourable domestic economic conditions, improved business and consumer confidence levels, and the relatively low interest rate environment. In addition, the appreciation in the exchange value of the rand exerted downward pressure on the rand price of imported goods, causing it to decline by about 2 per cent in the third quarter of 2010.
Mainly owing to the marked increase in import volumes, the value of merchandise imports rose by 3,2 per cent in the third quarter of 2010, with increases observed in all the main import categories. The strengthening of the exchange rate of the rand probably contributed to import substitution during the period. An increase in the value of imported crude oil more than countered decreases in other mineral product categories over the period. Relative to gross domestic expenditure, the value of merchandise imports increased from 22,8 per cent in the second quarter of 2010 to 23,4 per cent in the third quarter.
In the second quarter of 2010 the deficit on the services, income and current transfer account with the rest of the world narrowed significantly to R79,8 billion as tourism receipts from foreign tourists, which form part of the services account, reached elevated levels on account of the hosting of the 2010 FIFA World CupTM tournament. As the effects of the football tournament waned, the deficit on the overall “services account” again widened to R111,6 billion or 4,2 per cent of gross domestic product during the
Gross travel receipts

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South African Reserve Bank
third quarter of 2010. Other transport-related receipts such as revenue earned by domestic airlines for transporting non-resident visitors also receded over the period.
Spending by South African residents temporarily travelling abroad, however, rose in the third quarter of 2010, partly buoyed by a stronger exchange value of the rand. Gross payments in the category “other services” displayed a marginal increase over the period, mainly driven by an increase in gross royalty payments.
Net income payments displayed a modest decrease, mainly due to lower gross dividend payments to non-resident investors. Despite this decrease in gross dividend payments, the cumulative outflows for the first three quarters of 2010 were marginally higher than in the corresponding three quarters of 2009. The widening in the deficit on the overall account was further exacerbated by an increase in net current transfers to members of the Southern African Customs Union during the third quarter of 2010.
Owing primarily to an increase in the prices of services rendered to non-residents, the rand price of exports of goods and services increased in the third quarter of 2010, whereas a decline was recorded in the import prices of goods and services. This resulted in a further improvement in South Africa’s terms of trade over the period.
Terms of trade and selected international commodity prices
* Including gold
Financial account
The more accommodative monetary and fiscal policy measures adopted and maintained by many developed countries to deal with the aftermath of the global financial crisis continued to bolster investment flows into high-yielding emerging-market assets. With capital flows to emerging-market countries likely to persist for some time due to, among other factors, favourable growth prospects, governments of recipient economies are faced with the challenge of dealing with such flows and their impact on exchange rates, sectoral profitability and resource allocation.
South Africa attracted capital to an amount of R27,6 billion in the third quarter of 2010. This sizeable capital inflow exceeded the net inflow of capital in the second quarter of 2010 and brought the net cumulative inflow of capital in the first three quarters of 2010 to R98,7 billion; during the corresponding period of 2009 capital inflows amounted to

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South African Reserve Bank

R92,4 billion. Inward capital flows mainly occurred in the form of portfolio investment, while inflows of direct and other investment capital remained moderate over the period.
Net financial transactions not related to reserves
R billions

	2009			2010
	3rd qr	4th qr	Year	1st qr	2nd qr	3rd qr

Change in liabilities
Direct investment	8,9	4,0	45,4	3,1	2,9	1,1
Portfolio investment	26,3	41,2	107,2	44,1	28,4	45,8
Other investment	-3,7	0,7	-40,0	-16,0	-1,5	15,1
Change in assets
Direct investment	-2,8	-5,4	-9,8	0,1	-3,3	-7,0
Portfolio investment	-2,5	-9,6	-13,4	-5,6	-2,2	-9,7
Other investment	20,4	0,8	23,6	-3,4	10,2	-6,5
Total financial transactions*	29,6	21,5	113,9	48,8	22,3	27,6
Financial transactions as a ratio of gross domestic product	4,8	3,5	4,8	7,8	3,4	4,1

*	Including unrecorded transactions
Foreign-owned assets in South Africa
Foreign direct investment into South Africa receded from an inflow of R2,9 billion in the second quarter of 2010 to an inflow of R1,1 billion in the third quarter. The inflow of capital in the third quarter was mainly due to an increase in loan finance extended by non-resident holding companies to domestic subsidiaries and equity investment in a domestic paint manufacturing company.
Inward portfolio investment increased from R28,4 billion in the second quarter of 2010 to R45,8 billion in the third quarter as non-resident investors continued to acquire South African securities. Non-resident investors’ enhanced appetite for domestic debt securities, which had become evident since the fourth quarter of 2009, continued to dominate portfolio inflows in the third quarter of 2010. The acquisition of domestic debt securities by foreign investors more than doubled from the second to the third quarter of 2010 and amounted to R41,2 billion as the South African bond market continued to offer attractive yields amid the uncertainty associated with the fragile recovery in the global economy. A comparison between the South African and other emerging-market economies reveals that the attractiveness of emerging-market debt securities is not unique to South Africa. Emerging-market economies that experienced similar inflows include Brazil, Argentina and Chile. Over the same period the acquisition of domestic equity securities by non-resident investors increased somewhat, partly due to a rights issue by a South African gold-mining company.
Other investment flows into South Africa registered an inflow of R15,1 billion in the third quarter of 2010 compared with an outflow of R1,5 billion recorded in the preceding quarter. Whereas non-residents’ deposits with domestic banks remained subdued up and until the second quarter of 2010, these inflows rebounded materially during the third quarter, partly on account of the expiry of some of the government bonds held by nonresidents. These inflows were further supplemented by an increase in foreign loans drawn upon by South African banks in the third quarter of 2010, as well as further drawings by parastatals to finance domestic capital expenditure.

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South African Reserve Bank

Portfolio investment liability flows
South African-owned assets abroad
Outward direct investment recorded an outflow of R7,0 billion in the third quarter of 2010 compared with an outflow of R3,3 billion in the second quarter. South African companies continued to step up their acquisition and capitalisation of subsidiary companies abroad during the third quarter of 2010, especially in the mining, property and health-care sectors. The acquisition of real estate abroad could be partly related to the somewhat lower prices of property in advanced economies, while the decline in the prices of financial assets abroad partly encouraged the recapitalisation of foreign companies.
Outward portfolio investment recorded a capital outflow of R9,7 billion in the third quarter of 2010. South African institutional and individual investors increased their offshore portfolio investments in part due to the conducive investment environment brought about by the relative strength of the rand and the somewhat more stable conditions in world financial markets.
Other outward investment from South Africa switched from an inflow of R10,2 billion in the second quarter of 2010 to an outflow of R6,5 billion in the third quarter. This outflow can mainly be attributed to an increase in foreign currency-denominated deposits held abroad by South African banks.
Foreign debt
South Africa’s total outstanding foreign debt receded from US$81,1 billion at the end of the first quarter of 2010 to US$79,9 billion at the end of the second quarter largely due to a decline in foreign-currency denominated debt. The decline in the country’s foreign currency-denominated debt mainly reflected a reduction in the loan and deposit liabilities of the banking sector, the redemption of loans linked to the government’s arms procurement deal and the repayment of the Bank’s short-term loan commitments. These transactions more than neutralised extensive borrowing by a domestic parastatal to finance capital expenditure.
The country’s outstanding foreign currency-denominated debt edged lower over the past year as a modest increase in non-resident holdings of bonds was fully countered

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South African Reserve Bank

by a decline in the loan and deposit liabilities of the domestic banking sector. South Africa’s rand-denominated debt, however, increased by US$6,1 billion in the twelve months to June 2010, as non-resident investors significantly increased their holdings of South African rand-denominated bonds.
Foreign debt of South Africa
US$ billions at end of year

	2009			2010
	2nd qr	3rd qr	4th qr	1st qr	2nd qr

Foreign currency-denominated debt	41,9	42,3	42,1	42,1	40,9
Bearer bonds	14,8	15,6	15,4	16,8	16,0
Public sector	5,3	5,8	5,7	5,4	5,5
Monetary sector	10,2	9,4	10,6	9,2	8,3
Non-monetary private sector	11,6	11,5	10,4	10,7	11,1
Rand-denominated debt	32,9	34,5	36,5	39,0	39,0
Bonds	9,2	9,5	11,6	13,5	15,2
Other	23,7	25,0	24,9	25,5	23,8
Total foreign debt	74,8	76,8	78,6	81,1	79,9
As a percentage of gross domestic product	28,9	29,4	27,7	26,0	24,1
Financial commitments in the form of bonds and notes comprise almost 39 per cent of South Africa’s foreign debt. While the share of domestically issued bonds has steadily increased since the first quarter of 2009, rand-denominated bonds held by non-resident investors came to 19 per cent of total foreign debt at the end of June 2010, while foreign currency-denominated bonds constituted 20 per cent. Approximately 75 per cent of total bonds held by non-residents at the end of June 2010 originated from the national government and the non-bank private sector accounted for only 13 per cent, with the remainder distributed between public corporations and the banking sector.
Government bonds held by non-residents

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South African Reserve Bank

As a result of the appreciation in the exchange rate of the rand against the US dollar, foreign debt in rand terms increased marginally from R594 billion at the end of March to R611 billion at the end of June 2010. Nonetheless, both the ratios of foreign debt to gross domestic product and to total export earnings declined, reaching 24,1 per cent and 85,6 per cent respectively at the end of June 2010. The decline in these ratios can be attributed to the appreciation of the rand, domestic economic growth and a relatively stronger recovery in total export earnings following the global financial crisis.
International reserves and liquidity
South Africa’s overall balance-of-payments position registered a smaller surplus of R3,2 billion in the third quarter of 2010. In the second quarter of 2010 the country’s net international reserve position improved by R6,4 billion. Cumulatively, the overall balance-of-payments position recorded a surplus of R33,4 in the first three quarters of 2010 compared with a surplus of R14,7 billion in the corresponding period of 2009.
Measured in US dollars, the value of the Bank’s gross gold and other foreign reserves (i.e., the international reserves before accounting for reserve-related liabilities) increased from US$42,2 billion at the end of June 2010 to US$44,1 billion at the end of September and further to US$44,2 billion at the end of October. The level of import cover (i.e., the value of gross international reserves relative to the value of imports of goods, services and income) declined from 20,5 weeks at the end of June 2010 to 18,9 weeks at the end of September as a result of the increase in imports.
Gross reserves and international liquidity position of the South African Reserve Bank
The international liquidity position increased from US$38,2 billion at the end of June 2010 to US$40,9 billion at the end of September and further to US$43,1 billion at the end of October, mainly as a result of an increase of US$2 billion in the Bank’s forward position.

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South African Reserve Bank

Box: International reserve accumulation
The awareness of policy-makers of the need to ensure robustness in the area of international liquidity has been enhanced by globalisation, the accompanying strong growth in international trade and financial flows, and the experience gained during turbulent episodes such as the South-East Asian financial crisis of the late 1990s. In reaction, many countries have augmented their holdings of international reserves. The accompanying graph shows how the level of international reserves held across the globe has evolved over the past 15 years. While revaluation effects due to exchange rate movements between the United States (US) dollar and other currencies may have had an impact from time to time, the strong upward trend from around 2002 onwards is evident. Gross reserve levels have increased fivefold in less than a decade and currently exceed US$10 trillion.
Total international reserves
Turning to the current situation, the prevailing low interest rate environment in major developed economies has continued to direct capital flows to high-yielding assets elsewhere, mainly in developing economies with an attractive growth outlook, although some developed countries such as Switzerland have also experienced substantial capital inflows. While foreign capital is necessary to finance investment in countries with low saving ratios, excessive capital inflows may yield undesirable outcomes such as undue upward pressure on domestic currencies, the erosion of export competitiveness and the creation of domestic asset-price bubbles with a heightened risk of a sudden reversal in capital flows.
In reaction to these sizeable capital inflows, a number of economies have turned to reserve accumulation for various reasons — generally in an attempt to stabilise their domestic economies by minimising or softening the impact of the possibly volatile international capital flows.
The table on page 34 provides more detail on the international reserve position of selected countries. Most of these countries show steady increases in the accumulation of reserves from 2007 onwards.
Although reserve accumulation can be undertaken for various reasons, in many instances the motives could include to exert an impact on the exchange rate of the currency concerned. That would, in turn, influence the international competitiveness of, and resource allocation within, the country.

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South African Reserve Bank

International reserves of selected countries
US$ billions at end of period

Country	2007	2008	2009	2010*

China	1,534	2,003	2,444	2,649	**
Russia	479	137	443	498
India	274	261	277	286
Brazil	180	199	240	273
Switzerland	77	77	138	264
Mexico	87	98	101	117
South Africa	33	35	40	45
Australia	27	34	42	39
Chile	17	24	25	26

*	Data relate to August 2010

**	Data relate to June 2010
Source: IMF, International Financial Statistics, various issues.
The accompanying graph illustrates the real depreciation that most of the selected currencies experienced in late 2008 and early 2009, in the wake of the failure of Lehman Brothers. At that time capital flowed back to the familiarity of the largest developed economies. Thereafter most of the selected real exchange rates began to appreciate; a trend which, in most instances, has continued since the second quarter of 2009. Currencies that have appreciated significantly include those of Switzerland and Brazil, both of which raised their reserve holdings substantially over this period. In absolute terms the reserve accumulation of China dwarfs that of the other countries. Indexed to December 2007, however, the real effective exchange rate of the renminbi has also, on balance, appreciated over the past three years.
Real effective exchange rates of selected countries’ currencies
Source: Bank for International Settlements

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South African Reserve Bank

Exchange rates
The nominal effective exchange rate of the rand increased, on balance, by 6,3 per cent in the first nine months of 2010 compared with an increase of 21,4 per cent over the same period in 2009. However, the nominal effective exchange rate of the rand displayed much less volatility during the first nine months of 2010 compared with the corresponding period in 2009. During the first nine months of 2010 the lowest value recorded for the trade-weighted exchange rate of the rand deviated by 5,3 per cent from the average for the period, while the highest value deviated by 4,4 per cent from the average for the period. The corresponding values for the first nine months of 2009 were deviations of 13,9 per cent and 12,2 per cent respectively.
Exchange rates of the rand
Percentage change

	31 Dec 2009	31 Mar 2010	30 Jun 2010	30 Sep 2010
	to	to	to	to
	31 Mar 2010	30 Jun 2010	30 Sep 2010	30 Nov 2010

Weighted average*	3,9	-0,8	3,0	-0,4
Euro	7,8	5,2	-1,3	1,5
US dollar	0,6	-4,2	9,9	-2,3
Chinese yuan	0,6	-4,8	8,2	-2,6
British pound	7,5	-3,8	4,1	-0,3
Japanese yen	1,7	-9,0	3,2	-1,5

*	Against a basket of 15 currencies
The weighted average exchange rate of the rand increased, on balance, by 0,6 per cent in both July and August 2010 and further by 1,8 per cent in September. The increase in the exchange value of the rand during the third quarter can largely be attributed to a continuous inflow of foreign portfolio capital in search for higher yield, relatively high commodity prices and the weakness in the US dollar.
The weighted average exchange rate of the rand decreased marginally by 0,4 per cent from 30 September to 30 November 2010, partly as a result of a decline in the gold price from new record highs recorded during mid-November 2010 and euro weakness following further sovereign debt concerns.
As displayed in the graph on page 36, the relationship between the exchange rate of the rand and other commodity producing countries’ currencies continued during 2010. The Canadian dollar outperformed most of the commodity producing currencies up to August 2010 before the Australian dollar took the lead in around September. Nonetheless, since September 2010 the rand has been one of the few currencies that closely tracked the Australian dollar, although still lagging the overall performance of the Australian dollar during the year. Despite the measures instituted by the Brazilian authorities to rein in the strength of the Brazilian real, the currency still tracked the currencies of other commodity producing countries closely.
The real effective exchange rate of the rand increased by 8,9 per cent from December 2009 to September 2010 and by 7,8 per cent over the twelve months to September 2010. While the increase in the real effective exchange rate of the rand weakened, South African exporters’ competitiveness in international markets, the decline in the volatility of the exchange rate of the rand contributed to increased stability in business operations.

Quarterly Bulletin December 2010	35

South African Reserve Bank

Exchange rates of selected commodity-producing countries
* Indices indicate US dollar per currency unit
The average net daily turnover in the domestic market for foreign exchange, which amounted to US$15,3 billion in the second quarter of 2010, rose further to US$16,0 billion in the third quarter. The increase in activity on the domestic market for foreign exchange during the second and third quarters of 2010 coincided with increased portfolio investment flows. The value of transactions in which non-resident investors participated increased from US$10,8 billion per day to US$11,6 billion per day over the same period.

36	Quarterly Bulletin December 2010

South African Reserve Bank

Monetary developments, interest rates and financial markets
Money supply
The recovery in the broadly defined money supply (M3) was initially hesitant but gradually gained momentum in the course of 2010, with M3 recording fairly brisk growth rates from the third quarter. The stronger growth in M3 in the third quarter could be attributed to, among other things, higher domestic expenditure, rising prices of financial assets, increasing turnover in financial markets, greater risk aversion among some investors, and large proceeds of capital redemption and coupon interest payments on government bonds, which boosted the deposits of the non-bank private sector. Despite the recovery, the subdued level of inflation and the weakness and frictions in the labour market were some of the factors that continued to restrain growth in M3.
Growth in M3
After it had reached a record low of 0,5 per cent in February 2010, the twelve-month rate of growth in M3 accelerated to 6,4 per cent in October. The upward trend was also evident in the quarter-to-quarter5 growth rate in M3, which rebounded to 3,4 per cent in the second quarter of 2010 and 12,9 per cent in the third quarter, after recording a negative growth rate of 1,2 per cent in the first quarter.
As revealed by the breakdown of the various monetary aggregates, investor sentiment favoured stability and return during the third quarter of 2010, evident in a portfolio shift towards longer-term higher-yielding monetary assets. Consequently, long-term deposits dominated growth in M3 deposits during the third quarter of 2010, rebounding from negative growth two quarters earlier. However, the more transactions-related cheque and transmission deposits also expanded at a firm pace in the third quarter, possibly reflecting growth in nominal income and expenditure, as well as rising turnover in the financial markets.

5.	The quarter-to-quarter growth rates referred to in this section are based on seasonally adjusted and annualised data.

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South African Reserve Bank

Maturity analysis of growth in M3
Per cent at seasonally adjusted annualised rates

	2009		2010
	4th qr	1st qr	2nd qr	3rd qr

Notes and coin	11,0	17,3	-7,7	4,9
Cheque and transmission deposits	0,2	-7,0	19,6	15,0
Call and overnight deposits	5,6	38,5	-3,8	4,1
Other short- and medium-term deposits*	-6,0	5,4	-8,9	-1,8
Long-term deposits**	23,7	-35,3	16,4	61,1
M3	1,7	-1,2	3,4	12,9

*	Unexpired maturities of more than one day and up to six months, and savings deposits

**	Unexpired maturities of more than six months
The monetary deposit holdings of the corporate sector continued to rebound from weakened levels in the fourth quarter of 2009, partly inflated by capital redemption and coupon interest payments on government bonds during the third quarter of 2010, but also by precautionary motives, positive wealth effects and improving investment income growth, which had previously been severely weakened at the height of the global financial crisis. As a result, the corporate sector accounted for a significant R54,1 billion of the total increase of R57,3 billion in M3 deposits during the third quarter of 2010, with the household sector accounting for the remainder. The year-on-year growth in the M3 deposit holdings of the corporate sector accelerated from 2,7 per cent in June 2010 to 7,8 per cent in October. The recovery in M3 deposits of the corporate sector was also reflected in the deposit holdings of non-financial companies which turned positive in August 2010 after twelve consecutive months of contraction on a year-on-year basis.
M3 holdings of households and companies

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South African Reserve Bank

By comparison, growth in household-sector deposits remained somewhat lacklustre, contributing a mere R3,2 billion to the overall change in M3 during the third quarter of 2010, with year-on-year growth remaining below the 3 per cent level in this period.
In statistical terms the increase in M3 during the third quarter of 2010 was largely driven by growth in claims on the private sector. This, in turn, was mainly due to a combination of increases in investment in private-sector securities, together with growth in mortgage advances and other loans and advances during the period under review. The increase in M3 was also supported by increases in net foreign assets, as well as net claims on the government sector when the capital redemption of the R154 bond and scheduled coupon interest payments contributed to a reduction in government deposits. The rise in M3 was constrained by a decline in net other assets and liabilities in the third quarter.
Statistical counterparts of change in M3
R billions

	2009		2010
	4th qr	1st qr	2nd qr	3rd qr

Net foreign assets	5,5	42,7	0,5	4,6
Net claims on the government sector	19,3	-30,5	-14,1	8,4
Claims on the private sector	-0,7	15,6	16,3	56,6
Net other assets and liabilities	-17,1	-18,9	22,8	-12,3
Total change in M3	7,0	8,9	25,5	57,3
Having risen for five successive quarters, the income velocity of circulation of M3 receded in the third quarter of 2010, reaching 1,30 as growth in nominal gross domestic product fell below that of M3.
Credit extension
Following a period of contraction, banks’ total loans and advances extended to the private sector resumed consistently positive year-on-year growth from May 2010. Measured over twelve months, growth in banks’ total loans and advances accelerated
Total loans and advances to the private sector

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South African Reserve Bank

from a most recent negative growth rate of 0,3 per cent in April 2010 to 4,1 per cent in September, reaching its highest growth rate since May 2009. Year-on-year growth decelerated slightly to 4,0 per cent in October. The recovery in credit growth, although assisted by lower interest rates and relatively easier lending criteria of banks, remained constrained by the high level of household debt to disposable income, exacerbated by uncertain labour market conditions and a slow recovery in consumer confidence levels.
On a quarterly6 basis growth in total loans and advances accelerated from 2,7 per cent in the second quarter of 2010 to 7,5 per cent in the third quarter – the largest increase observed since the third quarter of 2008.
Quarterly changes in banks’ loans and advances by type
R billions

	2009		2010
	4th qr	1st qr	2nd qr	3rd qr
Mortgage advances	8,3	14,7	6,8	18,4
Instalment sale credit and leasing finance	-1,9	-0,8	0,6	2,2
Other loans and advances	-5,8	0,3	5,7	27,7
Overdrafts	-5,6	1,5	-3,8	1,2
Credit card advances	-1,2	0,3	0,0	0,5
General advances	1,0	-1,4	9,5	26,1
Total loans and advances	0,6	14,1	13,1	48,3
Of which: To household sector	5,7	19,1	11,2	28,2
To corporate sector	-5,1	-4,9	1,9	20,2
While all credit categories contributed positively to the growth in total loans and advances in the third quarter of 2010, mortgage advances and other loans and advances continued to dominate growth. The year-on-year pace of growth in mortgage advances picked up during the third quarter of 2010 when it exceeded the growth levels observed during the first half of the year. The twelve-month growth in mortgage advances accelerated from 3,4 per cent in June 2010 to 4,7 per cent in October. However, technical factors accentuated growth in mortgage advances in July and August 2010 when banks acquired the home loan books of non-bank financial institutions. Mortgage advances were also further inflated in August by the unbundling of a securitisation vehicle. Stripping these technical influences from the data, growth in mortgage advances remained relatively subdued during the third quarter of 2010, reflecting the loss of momentum in the real-estate market.
During the first ten months of 2010, a significant turnaround was registered in the extension of instalment sale credit and leasing finance. Measured over twelve-month periods, growth in instalment sale credit and leasing finance recovered from a rate of contraction of around 6 per cent at the start of 2010 to a still negative rate of 0,6 per cent in August before turning positive, registering a growth rate of 0,8 per cent in October. The reversal in this credit category was partly related to an increase in new vehicle sales over the past year, despite temporary setbacks due to strikes in the automotive industry. During this period, pre-emptive buying by customers to avoid the new carbon vehicle emissions tax, which came into effect for passenger vehicles from 1 September 2010, may also have played a role.

6	The quarter-to-quarter growth rates referred to in this section are based on seasonally adjusted and annualised data.

40	Quarterly Bulletin December 2010

South African Reserve Bank

Loans and advances to the private sector by type
Growth in other loans and advances recovered from a contraction of 5,7 per cent in January 2010 to a marginally positive twelve-month growth rate of 0,4 per cent in August and accelerated further to above 4 per cent in September and October, buoyed by the absorption of the financial services business of a non-bank institution by an associated subsidiary banking institution. Among its subcategories, growth in other loans and advances continued to be underpinned by the usage of general loans. Year-on-year growth in both credit card advances and overdrafts remained in negative territory during the first nine months of 2010, having started to contract in the course of 2009. In October 2010 growth over twelve months in credit card advances turned marginally positive while that of overdrafts remained negative.
Household credit demand continued to be an important driver of the growth in banks’ total loans and advances extended to the private sector during the third quarter of 2010. Credit extension to the corporate sector also picked up notably in the third quarter of 2010 as confidence started to return to the business environment.
Banks’ loans and advances extended to the household sector rose by R28,2 billion in the third quarter of 2010, a somewhat larger increment than the R20,2 billion increase in the corporate sector’s usage of bank loans and advances over the same period. Twelve-month growth in total loans and advances extended to the household sector accelerated from 4,6 per cent in July 2010 to 6,6 per cent in October.
Correspondingly, growth over twelve months in credit extended to the corporate sector reversed from a contraction of 1,8 per cent in July 2010 to a positive 1,4 per cent in September and 0,7 per cent in October.
Interest rates and yields
Amid concerns about increased downside risks to the domestic economic outlook emanating from an uncertain global economic environment, the Monetary Policy Committee (MPC) decided to reduce the repurchase rate by 50 basis points to 5,5 per cent in November 2010 – its lowest level since October 1980. The decision to lower the repurchase rate reflected an improvement in the inflation outlook, largely on account of the appreciating exchange value of the rand, weak domestic demand conditions and a persistent negative output gap. Since the beginning of 2010, the MPC has added a total of 150 basis points of monetary stimulus to the economy, having left the rate unchanged at its meetings in January, May and July when the inflation outlook remained broadly

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South African Reserve Bank

unchanged. Cumulatively, the repurchase rate has been reduced by 650 basis points since the start of the monetary policy easing cycle in December 2008. The downward stickiness in administered prices and the possible impact of high wage settlements continued to be viewed as potential threats to the inflation outlook. The MPC statement discussing developments underlying recent monetary policy decisions is reproduced in full later in this Bulletin.
Repurchase rate

Date effective:	Repurchase rate	Change
13 June 2008	12,00
12 December 2008	11,50	-50
6 February 2009	10,50	-100
25 March 2009	9,50	-100
4 May 2009	8,50	-100
29 May 2009	7,50	-100
14 August 2009	7,00	-50
26 March 2010	6,50	-50
10 September 2010	6,00	-50
19 November 2010	5,50	-50
Money-market interest rates eased notably during the third quarter of 2010 as inflationary expectations improved during this period, together with the further easing of monetary policy in September. For example, after remaining around 6,59 per cent early in the quarter, the three-month Johannesburg Interbank Agreed Rate (Jibar) drifted lower and reached a historical low of 6,05 per cent on 10 September when the repurchase rate was reduced. The rate then remained generally stable for the remainder of the third quarter before edging even lower to 5,55 per cent on 19 November when the repurchase rate was reduced by a further 50 basis points. The 91-day Treasury bill rate moved in tandem with other money-market rates, declining from 6,54 per cent on 8 July 2010 to 5,98 per cent on 10 September and further to 5,52 per cent on 26 November.
Money-market rates
Market expectations regarding inflation improved in response to the appreciation of the exchange value of the rand and the lower-than-expected inflation outcomes. This was reflected in the downward movements in the rates on forward rate agreements (FRAs) during the third quarter of 2010 and the ensuing two months to November. FRA rates

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South African Reserve Bank

declined over the entire spectrum of the yield curve, shedding more than 90 basis points, on average, during this period. Nevertheless, the downward trend in FRAs was occasionally interrupted by volatility in the financial markets, fuelled by persistent global risk aversion and domestic production disruptions due to labour stoppages.
Forward rate agreements and inflation
The South African Benchmark Overnight Rate on Deposits (Sabor) remained fairly stable and well within the standing facility limits in the course of 2010. Sabor declined from 6,26 per cent on 1 July 2010 to 5,34 per cent on 26 November, in tandem with the adjustment in the repurchase rate. Having been historically volatile and vulnerable to foreign-exchange market developments, the one-day rand funding in the foreign-exchange swap market (overnight FX rate) exhibited limited volatility during the third quarter of 2010 and responded favourably to changes in the repurchase rate. The rate stood at 5,68 per cent on 26 November 2010, a significant decline from its most recent high of 6,70 per cent reached on 2 August 2010.
The prime overdraft rate and the predominant rate on mortgage loans were lowered to 9,00 per cent in November following the reduction of the repurchase rate.
Most of the interest rates prescribed in terms of the National Credit Act decreased on 19 November 2010 as indicated in the following table:
National Credit Act maximum interest rates: Changes on 19 November 2010

	Maximum rate per annum
	From 10 Sep 2010	As from
	to 18 Nov	19 Nov 2010
Category	Per cent	Per cent

Mortgage agreements	18,2	17,1
Credit facilities	23,2	22,1
Unsecured credit transactions	33,2	32,1
Developmental credit agreements
For the development of a small business	33,2	32,1
For low-income housing (unsecured)	33,2	32,1
Short-term credit transactions	60,0	60,0
Other credit agreements	23,2	22,1
Incidental credit agreements	24,0	24,0

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South African Reserve Bank

Similarly, on 26 November 2010 the maximum annual finance charge rates on money loans, credit and leasing transactions – as determined by the Usury Act – declined by 1 percentage point to 18,0 per cent for amounts below R10 000 and to 15,0 per cent for amounts above R10 000, but not exceeding R500 000.
The official rate of interest applicable to fringe benefit taxation, as defined in the Income Tax Act, declined from 8,0 per cent to 7,0 per cent on 1 October 2010.
Interest rates on the RSA government fixed-rate and inflation-linked retail bonds are reviewed by the National Treasury on a monthly and semi-annual basis using yields in the wholesale market as a reference. Changes since late 2009 are depicted in the accompanying table.
Interest rates on South African government retail bonds
Per cent

Effective from:	2-year bond	3-year bond	5-year bond

Fixed rate:
1 Oct 2009	8,75	9,00	9,25
1 May 2010	8,50	8,75	9,00
1 Oct 2010	8,00	8,25	8,50
1 Dec 2010	7,50	7,75	8,00

	3-year bond	5-year bond	10-year bond

Inflation linked:
1 Dec 2009	2,25	2,50	3,00
1 Dec 2010	2,00	2,25	2,75
During 2010 government bond yields declined in many international markets, and South African markets were no exception. From a recent high of 9,42 per cent on 15 January 2010,
Ten-year domestic-currency government bond yields

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South African Reserve Bank

the daily average yield on the R207 government bond (maturing in 2020) fluctuated along a declining trend in the succeeding months to reach 8,09 per cent on 25 November. This was a result of, among other things, the appreciation in the exchange value of the rand, the reductions in the repurchase rate, the release of better-than-expected consumer inflation data and strong non-resident demand for domestic bonds.
From January 2010 to November, the level of the yield curve moved lower across all maturities and steepened somewhat in the shorter-term region, as bond yields in this maturity category declined more pronouncedly. With a decline of 84 basis points for yields at the extreme long end of the curve and a decline of 155 basis points at the short end from 14 January 2010 to 25 November, the yield gap7 widened from 236 basis points to 307 basis points.
The break-even inflation rate8 fluctuated lower from a recent high of 6,48 per cent on 12 January 2010 to 5,23 per cent on 25 November. This was a result of the nominal yield on the conventional government bond decreasing more than the real yield on the inflation-linked government bond, reflecting an improved inflation outlook.
The currency risk premium9 on South African government bonds widened from 404 basis points in April 2010 to 497 basis points in October, as the decline in the dollar-denominated yield exceeded the general decline in the rand-denominated yield.
The JPMorgan Emerging Markets Bond Index Plus (EMBI+)10 yield spread narrowed from 337 basis points in June 2010 to 245 basis points in October, as investor sentiment towards emerging markets’ financial assets improved. Similarly, the sovereign risk premium on the South African government US dollar-denominated bonds in the four-year maturity range trading in international markets narrowed from an average of 219 basis points to 156 basis points over the same period.
Money market
Money-market conditions remained orderly during the third quarter of 2010, reflecting the effectiveness of the Bank’s market operations with the private-sector banks, which included some modifications to the monetary policy operational procedures implemented at the end of August 2010. The daily liquidity requirement of the private-sector banks fluctuated more widely over time; during the first quarter of 2010 the band within which it was maintained ranged between R2,6 billion and R10,2 billion, whereas in the third quarter it widened to between R6,2 billion and R17,9 billion. The liquidity provided by the Bank at the weekly main refinancing auctions increased, on balance, from a low of R6,7 billion recorded during the first quarter of 2010 to a high of R17,1 billion during the third quarter.
During the third quarter of 2010 liquidity to the net amount of R5,9 billion was drained from the money market, compared with a net injection of R0,2 billion in the second quarter. Notes and coin in circulation, and required cash reserve deposits jointly drained liquidity to the value of R2,6 billion from the money market, over and above the R5,0 billion drained through the use of reverse repurchase transactions. The liquidity drainage was partly neutralised by the Bank’s foreign-exchange transactions, which injected liquidity in the amount of R4,6 billion.
In September and October 2010 the Bank increasingly made use of its forward book to conduct foreign currency transactions in such a way that they do not influence rand liquidity in the money market. Typically, the Bank would purchase foreign currency in the spot market and then enter into a foreign-currency swap transaction. The swap involves selling the foreign currency for rand at inception, with an agreement to reverse the latter transaction on an agreed later date at an agreed exchange rate. Since on that later date

7	The differential between the yields at the extreme long and short ends of the curve.

8	The differential between the nominal yield on conventional government bonds and the real yield on inflation-linked government bonds within the three-year maturity range.

9	The differential between South African government bond yields on rand-denominated debt issued in the domestic market and on dollar-denominated debt issued in the United States in the four-to-five-year maturity range.

10	EMBI+ measures total returns on US dollar-denominated debt instruments of emerging markets.

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South African Reserve Bank

the Bank would have foreign currency in hand, the amount swapped is recorded in the Bank’s forward book and international liquidity position.
Money-market liquidity flows
R billions (easing + tightening –)

	2010
	2nd qr	3rd qr

Notes and coin in circulation	2,0	-1,4
Required cash reserve deposits	-1,7	-1,2
Money-market effect of SARB* foreign-exchange transactions	9,9	4,6
Government deposits with the SARB	-6,2	0,1
Use of liquidity management instruments	-5,3	-5,0
Reverse repurchase transactions	5,3	-5,0
SARB debentures	-10,6	0,0
Other items net**	1,5	-3,0
Banks’ liquidity requirement (decrease + increase –)	0,2	-5,9

*	SARB: South African Reserve Bank

**	Mainly comprising public deposits
Foreign-currency purchases by the Bank, January to October 2010
Capital redemption payments on the R154 government bond to the value of R12,9 billion and scheduled coupon interest payments on various government bonds amounting to R16,4 billion were effected from the government tax and loan account during the third quarter of 2010, with only R0,2 billion of this amount accruing to the Bank’s own bond portfolio.
Bond market
The total nominal value of debt instruments listed on the JSE Limited (JSE) increased by R144 billion in the first ten months of 2010 to reach R1,1 trillion at the end of October with public-sector issuance accounting for 73 per cent of the total outstanding amount in issue.

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Together with elevated auction levels of government bonds, the public sector recorded net issues inclusive of commercial paper to the value of R138 billion in the ten months to October 2010 compared with net issues of R87 billion in the same period of 2009. National government also raised R2,9 billion in the retail bond market in the first nine months of 2010. Given the low demand for commercial paper, net bond issues by banks contributed the bulk of the R5,3 billion issued by the private sector in the first ten months of 2010, which were higher than net issues of R0,3 billion recorded in the same period of 2009.
Rand-denominated bond issuances by non-residents in the European bond markets were higher in the first ten months of 2010, when compared with the same period in 2009. However, they were much lower compared with the optimistic issuances in the Japanese Uridashi bond market. High redemptions in both markets, however, contributed to net redemptions of R19,5 billion, as shown in the table below.
Rand-denominated bonds issued in international bond markets, January to October
R millions

	Eurorand		Uridashi		Total
	2009	2010	2009	2010	2009	2010

Issues	2 114	6 066	13 908	16 795	16 022	22 861
Redemptions	14 420	17 243	9 534	25 074	23 954	42 317
Net	-12 306	-11 177	4 374	-8 279	-7 932	-19 456
Boosted by the increased participation of non-residents in the local bond market and higher bond prices, daily average turnover in the secondary bond market increased from R58,1 billion in the first quarter of 2010 to R70,8 billion in the second quarter and further to R85,8 billion in the third quarter. This contributed to total turnover of R15,4 trillion in the first ten months of 2010, which was 22 per cent higher than the value traded in the
Turnover in the secondary bond market

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South African Reserve Bank

corresponding period of 2009. Total liquidity11 in the bond market remained at an annualised ratio of around 15 in the first ten months of 2009 and 2010, with the R157 bond being the most liquid government bond traded thus far in 2010.
The domestic bond market benefited significantly from large capital inflows as non-residents sought to gain from higher yields offered by South African bonds. Net purchases of domestic bonds amounting to an all-time quarterly high of R41,1 billion in the third quarter of 2010 followed net purchases of R20,1 billion in the second quarter. An element of profit-taking reversed the inflow tide in a relatively over-bought market as reflected by non-residents’ net sales of domestic bonds amounting to R1,0 billion in October 2010. During the first ten months of 2010, non-residents’ accumulation of local debt securities reached R74,4 billion, considerably higher than net purchases of R4,1 billion recorded in the corresponding period of 2009, while their participation rate remained around 12 per cent. Unlike in 2007 and 2008, the current participation of non-residents is mostly at the longer end of the bond maturity spectrum.
Share market
Equity capital raised in the domestic and international primary share markets by companies listed on the JSE amounted to a subdued R50,7 billion in the first ten months of 2010, which was 48 per cent lower in comparison with the R97,0 billion raised in the corresponding period of 2009. Companies with primary listings on the JSE contributed 71 per cent of total equity capital raised in the first ten months of 2010, which was much higher than the 49 per cent recorded in the same period of 2009. Of the total amount raised in the first ten months of 2010, companies representative of the resources sector were the predominant contributors at 65 per cent, followed by the financial and industrial sectors with 17 per cent and 11 per cent.
The World Economic Forum Global Competitiveness Report 2010—2011 ranked South Africa seventh out of 139 countries with regard to the ease of raising money by issuing shares on the stock market. However, the total number of companies listed on the JSE, on balance, receded to 406 in October 2010 compared with a recent high of 428 in October 2008; consistent with subdued economic growth conditions. Companies on the main board accounted for 80 per cent of all companies listed and the AltX accounted for 17 per cent at the end of October 2010. As shown in the accompanying table, total listing activity in the first ten months of 2010 comprised of 9 new listings and 13 delistings, compared with 9 new listings and 22 delistings recorded over the same period of 2009.
Listings breakdown on the JSE, January to October 2010

		Venture and
		Development	Main	Africa
	Alt[x]	Capital boards	board	board	Total

New listings	1	0	7	1	9
Transfers (in)	1		8
Delistings	2	1	10	0	13
Transfers (out)	6	2	1
Total (October 2010)	70	9	325	2	406
Although share prices in general drifted higher, turnover in the secondary share market declined by 5 per cent from the second quarter of 2010 to the third quarter since lower

11      The nominal value of bonds traded relative to the nominal amount in issue.

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South African Reserve Bank
volumes were traded. The decline in turnover, together with the increase in market capitalisation of the JSE from R5,6 trillion to R6,3 trillion, resulted in a decline in market liquidity12 from 53 per cent in the second quarter of 2010 to 47 per cent in the third quarter. Turnover in the ten months to October 2010 was, however, 8 per cent higher than the value traded in the corresponding period of 2009. Negative sentiment towards the more risky small companies listed on AltX continued and, at R9,7 billion in October 2010, the combined market capitalisation of all companies listed on AltX reached its lowest level since December 2006.
The extent of non-residents’ exposure to the local share market remained restrained for most of 2010, with non-residents, for instance, conducting net sales of domestic shares to the value of R6,2 billion in September. Net sales by non-residents were previously recorded during the period July 2008 to January 2009 as the recession intensified. Non-residents’ cumulative net purchases of South African-listed shares amounted to R21,7 billion in the first ten months of 2010, compared with high net purchases of R70,7 billion in the corresponding period of 2009. Non-residents’ trading activity in the local share market fluctuated lower from an average participation rate of 18 per cent in the first ten months of 2009 to 16 per cent in the same period of 2010.
After declining by 12 per cent from 15 April 2010 to 1 July, the improved interest in developed and emerging equity markets was also observed in domestic equity market prices. Expected share price volatility abated, as indicated by the decline in the South African Volatility Index, from 30 per cent at the end of June 2010 to 22 per cent on 25 November. The FTSE/JSE All-Share Price Index (Alsi) trended higher by 20 per cent from 1 July 2010 to an index value of 31 298 on 25 November — only 1 935 index points below the all-time high reached on 22 May 2008 — along with higher commodity prices and the heightened interest shown by foreign companies to acquire domestic firms in recent months. The industrial sector performed the best with a 24 per cent price increase, as the domestic-orientated constituents benefited from the appreciation in the exchange value of the rand, outperforming the resources and financial sectors which increased by 21 per cent and 12 per cent respectively.
Share prices in local currency

12      The liquidity ratio on the JSE is calculated as annualised secondary market turnover of shares as a percentage of market capitalisation.

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South African Reserve Bank

The historical dividend yield on all classes of shares increased slightly from 1,9 per cent in April 2010 to 2,3 per cent in October. Similarly, the earnings yield increased from 4,8 per cent in February 2010 to 5,8 per cent in October. Conversely, the price-earnings ratio for all classes of shares declined from 20,7 in February 2010 to 17,4 in October as share price changes on average declined and earnings moved higher.
Price-earnings ratio for all classes of shares
Market for exchange-traded derivatives
In October 2010 the JSE’s Equity Derivatives Division (EDD) introduced futures and options on the Alsi. Such futures (BIGI) started trading in October, providing investors with an opportunity to trade and gain exposure to shares constituting the Alsi.
The number of equity derivatives contracts traded on the EDD of the JSE increased by 2 per cent to 133 million in the first ten months of 2010 compared with the corresponding period of 2009, contributing to higher turnover in the market. Single-stock futures and options contracts continued to dominate trading activity, accounting for 67 per cent of the total number of contracts traded in the first ten months of 2010.
In August 2010 the JSE announced the extension of its existing licensing agreement with the CME Group to include foreign-referenced copper and silver futures contracts, as well as options contracts on crude oil, platinum and gold futures, to provide local investors with enhanced exposure to the international metals market. The first precious metals-linked exchange-traded notes futures were introduced in October 2010 to provide further investment access to mineral commodities.
Trading activity in commodity futures and options contracts on the Commodity Derivatives Division of the JSE increased by 14 per cent to 1,8 million contracts in the first ten months of 2010 when compared with the same period of 2009, alongside increasing domestic agricultural commodity prices. This was prompted by higher international grain prices,

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South African Reserve Bank

triggered by projections suggesting lower supply and higher demand for commodities as reported in the latest World Agricultural Supply and Demand Estimates published by the US Department of Agriculture. Maize contracts, particularly white maize, accounted for the largest share at 63 per cent of total trade in the first ten months of 2010. White maize contracts accounted for 46 per cent of total trade over the same period.
Agricultural commodity prices
In July 2010 the interest rate derivatives market (Yield-X) of the JSE introduced the R202, R210, R211 and R212 inflation-linked bond futures contracts. It also extended its product range in August 2010 to include Swiss franc/rand futures contracts, in response to market demand. Trading in the R212 bond and Swiss franc/rand futures contracts started in September 2010, followed by trade in the R202 bond in October.
Although during the first ten months of 2010 trading activity of 6,8 million contracts on Yield-X was broadly on the same level when compared with the corresponding period of 2009, turnover was higher over the same period. In line with developments in the foreign exchange market, trading activity was buoyed by active participation in currency futures and options contracts which continued to dominate trade during the first ten months of 2010, accounting for 89 per cent of the total number of contracts traded, with US dollar/rand contracts accounting for 75 per cent of total volumes traded on Yield-X.
Demand for instruments in the warrants segment was subdued, as the number of warrants traded during the first ten months of 2010 fell by 43 per cent when compared with the corresponding period of 2009. Turnover in all derivatives traded on the JSE during the first ten months of 2010 is indicated in the table below.
Derivatives turnover on the JSE, January to October 2010

	Value	Change over one year
	R billions	Per cent

Equity futures and options on futures	2 929	15
Warrants	1	-46
Commodity futures and options	185	-3
Interest rate derivatives	167	38

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South African Reserve Bank

Real-estate market
From a recent peak in mid-2010, domestic house price inflation decelerated significantly, possibly due to financial pressures felt by households. Initially there was some downward bias in residential property sale in execution notices issued by banks from the middle of 2009, but the situation reversed in later months. Residential property demand remained unbalanced relative to supply and, together with lower economic growth, contributed to the slower rate of increase in house prices.
Property sale in execution notices
Seasonally adjusted three-month moving average

Source: Lightstone
The year-on-year rate of change in the average price of residential property in the middle segment of the market, as measured by Absa, slowed from 12,6 per cent in April 2010 to 1,0 per cent in October. Similarly, the rate of increase in First National Bank’s average
House prices

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house price decelerated from 11,8 per cent in May 2010 to 4,4 per cent in October. After moving higher from a low base set in 2009, the year-on-year rate of change in the Standard Bank median house price also recently lost momentum as it receded from 8,3 per cent in September 2010 to 6,5 per cent in October.
Non-bank financial intermediaries
The asset holdings of non-bank financial institutions13 rebounded in the third quarter of 2010, along with favourable financial market conditions. The growth in the balance sheet of these intermediaries of 5 per cent from R3,9 trillion in the second quarter of 2010 to R4,1 trillion in the third quarter, was largely supported by the 8 per cent increase in the holdings of ordinary shares which rose to R2,0 trillion. As a ratio of total assets, ordinary share holdings accounted for 48 per cent in the third quarter of 2010. Non-bank financial intermediaries, which also invest in bonds with longer duration, registered an increase of 7 per cent in the holdings of fixed-interest securities from the second quarter of 2010 to R902 billion in the third quarter. However, as a share of total assets, holdings of fixed-interest securities remained at 22 per cent in both quarters.
Alongside the return of confidence in the domestic financial markets, holdings of cash and cash equivalent instruments by these intermediaries declined from 18 per cent of total assets in the second quarter of 2010 to 17 per cent in the third quarter; this was still some 2 per cent above the ten-year average of 15 per cent. Positive economic growth prospects, the lower interest rate environment and a possible improvement in household disposable income seemed likely to support inflows to these intermediaries. For example, unit trusts’ net sales of units have already increased by 19 per cent from the second quarter of 2010 to a record high of R26,6 billion in the third quarter.

13	Defined as unit trusts, insurers, and pension and provident funds.

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South African Reserve Bank

Public finance
Non-financial public-sector borrowing requirement14
In the first half of fiscal 2010/11 the South African public sector registered a further large borrowing requirement, broadly maintaining the strongly countercyclical posture that was adopted in 2009/10. Earlier prudence enabled government to act appropriately to counter the impact of difficult global economic conditions by stimulating the economy in a sustainable way. In the July—September quarter of 2010, consolidated general government, together with non-financial public enterprises and corporations, recorded a borrowing requirement of R37,9 billion. This brought the cash deficit for the first six months of fiscal 2010/11 to R84,4 billion — some R33,8 billion lower than in the same period of the preceding fiscal year. The smaller borrowing requirement could be attributed to a lower deficit at national government level and a substantial surplus at provincial government level. This resulted from strong growth in revenue collections, higher grants transferred to provincial governments and lower spending on infrastructure after hosting the 2010 FIFA World CupTM tournament.
As a ratio of gross domestic product, the non-financial public-sector borrowing requirement came to a still-high 6,4 per cent in the first two quarters of fiscal 2010/11, compared with the exceptionally high ratio of 9,9 per cent recorded in the corresponding period a year earlier.
Non-financial public-sector borrowing requirement
* April-September 2010, annualised
The table on page 55 summarises the financial activities of the non-financial public sector at various levels of government.
Non-financial public enterprises and corporations recorded a cash deficit of R15,6 billion in April—September 2010, compared with a cash deficit of R24,4 billion recorded in the corresponding period a year earlier. Net investment in non-financial assets by non-financial public enterprises and corporations trended lower to amount to R42,1 billion during the period under review, representing a year-on-year rate of decrease of 20,3 per cent.

14	Calculated as the cash surplus or deficit of the consolidated central government, provincial and local governments, and the non-financial public enterprises and corporations.

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South African Reserve Bank

Non-financial public-sector borrowing requirement
R billions

Level of government	Apr-Sep 2009*		Apr-Sep 2010*

Consolidated general government	93,8		68,7
National government	92,6		79,6
Extra-budgetary institutions	-4,3		-0,9
Social security funds	-6,9		-4,0
Provincial governments	2,1		-13,9
Local governments	10,4		8,0
Non-financial public enterprises and corporations	24,4		15,6
Total	118,1	**	84,4	**
As a percentage of gross domestic product	9,9		6,4

*	Deficit + surplus –

**	Components may not add up to totals due to rounding
In the first two quarters of fiscal 2010/11, with tax collections rising, the cash receipts from operating activities of national government amounted to R314 billion, which represented a year-on-year growth rate of 12,8 per cent when compared with the same period a year earlier. Cash payments for operating activities increased by 6,2 per cent year on year to amount to R391 billion. Net cash flow from operating activities of national government, together with net investment in non-financial assets, resulted in a cash deficit of R79,6 billion in April-September 2010. This was significantly lower than the cash deficit recorded in the corresponding period a year earlier.
Finances of non-financial public enterprises

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South African Reserve Bank

Provincial governments recorded a cash surplus of R6,4 billion in the July—September quarter of 2010, bringing their cash surplus for the first half of fiscal 2010/11 to R13,9 billion. This was a turnaround from the cash deficit of R2,1 billion recorded in the same period a year earlier. The MTBPS 2010 projected that provincial governments would record a cash surplus of R1,9 billion for fiscal 2010/11 as a whole.
Grants received from national government, which include equitable share transfers and conditional grants earmarked for specific purposes, were 15,6 per cent more than in April—September 2009 and totalled R161,8 billion for the period under review. Equitable share transfers remained the main source of provincial government revenue, representing 78,5 per cent of the total.
The bulk of provincial government expenditure was on personnel costs and amounted to R91,6 billion, or 60,1 per cent of total expenditure. Spending in this category was 19,5 per cent higher compared with April—September 2009. The salaries of educators and health practitioners accounted for the lion’s share of total spending. The head count of provincial government employees increased by 2,4 per cent to amount to 891 000 as at the end of September 2010, compared with the end of September 2009.
The Gautrain project entered its sixteenth quarter since inception and has been financed by both the government and private sectors. During April—September 2010 R1,8 billion was spent on this project. Including this amount, net investment in non-financial assets by provinces amounted to R10,2 billion in the first six months of fiscal 2010/11, or 28,5 per cent less than in the same period a year earlier. The Budget Review 2010 envisaged provincial government capital spending to amount to R45,6 billion in fiscal 2010/11 as a whole.
Provincial governments increased their bank deposits from R8,6 billion at the end of March 2010 to R10,3 billion at the end of September. Their overall indebtedness to banks declined from R2,1 billion to R0,7 billion between these respective dates. At the same time, provincial governments’ deposits with the Corporation for Public Deposits amounted to R8,8 billion at the end of September 2010.
Extra-budgetary institutions’ cash surplus amounted to R0,5 billion in July—September 2010, bringing the cumulative cash surplus to R0,9 billion for the first six months of fiscal 2010/11 — significantly lower than the cash surplus recorded in the same period a year earlier. During the first half of fiscal 2010/11, preliminary estimates indicated that the cash surplus of social security funds declined to R4,0 billion, from a cash surplus of R6,9 billion in the same period a year earlier.
In the first half of fiscal 2010/11 preliminary data show that local government recorded a cash deficit of R8,0 billion — R2,4 billion lower than the cash deficit recorded in the corresponding period of the previous year. This improvement can be attributed to pronounced growth in total cash receipts alongside a muted deceleration in net investment in non-financial assets. Growth in total receipts was predominantly spurred by grant transfers from national and provincial governments, representing 26,0 per cent of total local government revenue. In August 2010 metropolitan municipalities received a total amount of R2,5 billion from national government as their share of the general fuel levy.
Total spending by municipalities during April—September 2010 rose significantly when compared with the same period a year earlier. The higher levels of municipal expenditure reflected local governments’ commitment to improving service delivery and access to basic public services by the poor. During the period under review, net investment in non-

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financial assets decelerated strongly to reach R19,3 billion — 11,4 per cent lower when compared with the same period a year earlier. This followed the completion of infrastructure-related spending which was geared towards hosting the 2010 FIFA World CupTM tournament.
The National Treasury’s report on local government budgets was published in August 2010 in terms of Section 71 of the Municipal Finance Management Act. It indicated that municipalities had underspent their total budget by R18,9 billion during the financial year ending June 2010 with underspending on municipal capital budgets equalling R8,5 billion and operating expenses accounting for the balance. Over this period, total debt owed to municipalities increased to R56,1 billion, of which R30,6 billion was owed to metropolitan municipalities. Of the total debt owed to municipalities, households accounted for more than half, or R31,5 billion.
Amid these challenges, some municipalities turned to the domestic capital markets to fund their infrastructure spending. For instance, a ten-year fixed-rate inaugural bond to the value of R0,8 billion was issued by Ekurhuleni Metropolitan Municipality in July 2010.
Budget comparable analysis of national government finance
National government expenditure amounted to R384 billion in April—September 2010, or 10,2 per cent more than in the same period of the previous fiscal year. This rate of increase was lower than the 15,7 per cent recorded in the first half of fiscal 2009/10. Original budget projections indicated that national government expenditure would amount to R797 billion in fiscal 2010/11 — a rise of 11,8 per cent when compared with the previous fiscal year. As a ratio of gross domestic product, national government expenditure amounted to 29,0 per cent in April-September 2010 compared with 29,1 per cent in the same period a year earlier.
Growth in expenditure was driven by transfers and subsidies alongside current payments by various departments. Spending by the Department of Co-operative Governance and Traditional Affairs accelerated during the period under review, due to the municipal infrastructure grant of R12,9 billion paid in July 2010 to eradicate the backlog in municipal infrastructure necessary for providing services to poor households.
Increased payments by the Department of Higher Education and Training followed the shift of the further education-and-training function from the provincial to the national sphere. Expenditure by the Department of Social Development rose by 9,1 per cent year on year, to provide for the extension of the child support grant to the age of 18. Further contributions to national government spending stemmed from the Department of Defence and Military Veterans, which recorded an increase of 8,1 per cent compared with the same period a year earlier.
The Budget Review 2010 projected that payments for financial assets by national government would amount to R20,9 billion for fiscal 2010/11 as a whole, comprising mainly a R20 billion15 subordinated loan to Eskom. To date, Eskom has received R10 billion of this amount from National Treasury.
Interest paid on national government debt equalled R32,9 billion in the first six months of fiscal 2010/11 — R4,8 billion more than in the first half of fiscal 2009/10. This increase in interest payments could be attributed to higher issuances of Treasury bills and domestic government bonds. In April—September 2010 equitable share transfers to provinces increased by 11,8 per cent compared with the same period a year earlier. Growth in equitable share transfers to provinces reflected government’s commitment to

15	This amount is not included in total expenditure in the Government Finance Statistics analysis.

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South African Reserve Bank

improved service delivery in the health and education sectors, and to enable provinces to support local governments in the implementation of the Municipal Finance Management Act.
After taking into account cash-flow adjustments,16 national government’s cash-flow expenditure equalled R389 billion in the first six months of fiscal 2010/11 — a year-on-year increase of 8,4 per cent.
The Statement of National Revenue, Expenditure and Borrowing indicated that national government revenue increased by 16,2 per cent to R304 billion in the first half of fiscal 2010/11. The rise in revenue was driven by strong collections in all major tax categories, and mirrored the moderate recovery in domestic economic activity. National government revenue was originally budgeted to increase by 11,0 per cent year on year to total R643 billion in fiscal 2010/11. As a ratio of gross domestic product, national government revenue amounted to 22,9 per cent in the first two quarters of fiscal 2010/11, higher than in the same period a year earlier.
Taxes on income, profits and capital gains contributed 58,0 per cent to total revenue in the first six months of fiscal 2010/11, buoyed by solid personal income tax receipts despite a moderate decline in corporate income taxes. Personal income taxes were supported by above-inflation wage settlements in some sectors of the economy, notwithstanding an increase in unemployment and refunds. Refunds to individual taxpayers rose by 30,2 per cent during the period under review due to an increase in the early filing of tax returns. Corporate income taxes decreased by 4,6 per cent, reflecting the impact of the recent global crisis on company profits.
Collections from taxes on property increased moderately as transfer duties collected were reflected in the modest recovery in real-estate market activity.
National government revenue in fiscal 2010/11

	Originally budgeted		Actual Apr-Sep 2010
		Percentage		Percentage
Revenue source	R billions	change*	R billions	change*

Taxes on income, profits and capital gains	377,7	5,2	176,3	3,3
Income tax on individuals	225,8	9,3	105,7	9,3
Income tax on companies	152,0	-0,4	70,6	-4,6
Payroll taxes	8,4	7,9	4,0	5,5
Taxes on property	10,0	12,8	4,5	7,4
Taxes on goods and services	230,6	13,4	111,8	31,7
Value-added tax	164,0	10,9	81,3	35,6
Taxes on international trade and transactions	20,9	7,9	12,3	48,6
Other revenue	10,7	16,2	5,5	51,1
Less: SACU** payments	15,0	-46,3	10,4	-25,4
Total revenue	643,2	11,0	303,9	16,2

*	Fiscal 2009/10 to fiscal 2010/11

**	Southern African Customs Union
Taxes on goods and services recorded brisk growth due to higher collections of value-added tax (VAT) and fuel levy. Moderate growth in consumer spending and a steep drop in VAT refunds contributed to the buoyant VAT receipts. The decrease in VAT refunds stemmed from lower capital investment and lower claims from VAT vendors. Proceeds

16	Transactions arising from timing differences between the recording of transactions and bank clearances, and late departmental requests for funds.

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from taxes on international trade and transactions increased significantly on account of robust growth in customs duties. In the first half of fiscal 2010/11 customs duties received a boost from vehicle imports ahead of the implementation of a carbon emissions tax in September 2010 and increased by 50,7 per cent year on year compared with April—September 2009.
During April—September 2010, SACU payments amounted to R10,4 billion, representing a year-on-year rate of decrease of 25,4 per cent. Included in this amount was an additional payment of R2,9 billion transferred to Botswana, Lesotho, Namibia and Swaziland pertaining to adjustments made in respect of fiscal 2006/07 and 2007/08.
After taking cash-flow adjustments into account, national government’s cash-flow revenue equalled R305 billion in April—September 2010, or 16,7 per cent more than in the same period of the previous fiscal year.
Growth in revenue collections exceeded growth in national government expenditure in April—September 2010 and resulted in a cash-book deficit before borrowing and debt repayment of R80,4 billion — some R6,9 billion lower than the deficit recorded in the same period a year earlier. The Budget Review 2010 envisaged a cash-book deficit of R154 billion for fiscal 2010/11 as a whole. Relative to gross domestic product, the cash-book deficit amounted to 6,1 per cent in the first half of fiscal 2010/11, compared with a deficit ratio of 7,3 per cent recorded in April—September 2009.
Cumulative deficit of national government
The primary balance17 — a key indicator of fiscal sustainability — amounted to a deficit of R47,5 billion, or 3,6 per cent as a ratio of gross domestic product in the first six months of fiscal 2010/11. This may be compared with a primary deficit of R59,1 billion or 4,9 per cent of gross domestic product in the same period of the previous fiscal year. This substantial narrowing of the primary deficit reflected improved revenue collections and slower growth in expenditure.
In April—September 2010 national government’s cash-flow deficit before borrowing and debt repayment amounted to R84,4 billion; R13,7 billion lower than in the first six months of fiscal 2009/10.

17	The deficit/surplus recalculated by excluding interest payments from total expenditure.

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South African Reserve Bank

After effecting negligible adjustments for extraordinary transactions and the cost on revaluation of foreign debt at maturity, the net borrowing requirement almost equalled the cash-flow deficit during the first half of fiscal 2010/11. The net borrowing requirement was substantially lower than the R93,9 billion recorded in the same period a year earlier.
National government finance
As indicated in the accompanying table, the net borrowing requirement in the first six months of fiscal 2010/11 was financed through the issuance of Treasury bills and government bonds in the domestic capital market. Net issues of RSA Government Retail Savings Bonds amounted to R2,2 billion during the first half of fiscal 2010/11, bringing the total balance outstanding on these bonds to R6,4 billion at the end of September 2010.
National government financing in fiscal 2010/11

R billions

	Originally	Actual	Actual
	budgeted	Apr-Sep	Apr-Sep
Item or instrument	2010/11	2010	2009
Deficit	174,9[1]	84,4[2]	98,0[2]
Plus: Extraordinary payments	—	0,3	0,1
Cost on revaluation of foreign debt at redemption	0,8	0,3	0,5
Less: Extraordinary receipts	—	0,5	4,7
Net borrowing requirement	175,7	84,3	93,9
Treasury bills	22,0	26,1	43,3
Domestic government bonds	137,7	63,0	35,4
Foreign bonds and loans	12,4	-1,0	10,1
Change in available cash balances[3]	3,6	-3,7	5,1
Total net financing[4]	175,7	84,3	93,9

1	Includes the subordinated loan to Eskom

2	Cash-flow deficit

3	Increase – decrease +

4	Components may not add up to totals due to rounding

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During the period under review, funding from Treasury bills was obtained at an average rate of 6,4 per cent per annum, while domestic long-term nominal yield instruments were sold at an average rate of 8,5 per cent per annum. The average outstanding maturity of domestic marketable bonds rose from 122 months to 125 months between March and September 2010.
Net redemptions of foreign bonds and loans amounted to R1,0 billion in the first six months of fiscal 2010/11, in contrast to net issues recorded in April—September 2009. The average outstanding maturity of foreign marketable bonds of national government decreased from 97 months at the end of March 2010 to 91 months at the end of September.
Ownership distribution of domestic marketable bonds of national government
Funding activities of national government increased government’s available cash balances by R3,7 billion during April—September 2010, bringing these balances to R135,5 billion at the end of September 2010. National government’s deposits with the Bank increased by R6,8 billion and amounted to R100,1 billion at the end of September 2010.
The total domestic debt of national government rose from R696 billion at the end of March 2010 to R794 billion at the end of September. The increase resulted from higher issuances of domestic debt instruments to finance the budget deficit.
Foreign debt of national government decreased from R99,7 billion to R94,8 billion during the period under review as issuances of these instruments were outweighed by redemptions. Furthermore, the decline stemmed from revaluation effects on account of the stronger exchange value of the rand. Foreign debt as a proportion of total loan debt decreased from 12,5 per cent to 10,7 per cent between March and September 2010.
Combining national government domestic and foreign debt, total loan debt amounted to R889 billion at the end of September 2010, compared with R796 billion at the end of March. Total loan debt as a ratio of gross domestic product increased from 32,6 per cent to 34,6 per cent between the two dates. This was the highest ratio recorded since fiscal 2005/06.

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The Medium Term Budget Policy Statement 2010
The Minister of Finance tabled the MTBPS 2010 before Parliament on 27 October, announcing a less expansionary fiscal policy stance and setting the agenda for a new growth path. This growth path was aimed at addressing South Africa’s development needs and would be forged across several frontiers. These include education and skills development, environment management, infrastructure investment and maintenance, addressing state inefficiency and regulatory burdens that act as a disincentive to small business activity. The MTBPS outlined the macroeconomic, fiscal and public expenditure dimensions of the proposed development path. It emphasised that increased infrastructure investment programmes were needed to provide stimulus to the economy for faster growth, and that fiscal sustainability required a reduction in the budget deficit over the period ahead.
A fiscal deficit of 5,3 per cent was projected for 2010/11, with government spending expected to rise by 5 per cent in 2010 to cover the costs of higher real wages and expanding social services. The proposed expenditure framework for the 2011 Budget was informed by government’s 12 agreed policy priority outcomes and service delivery goals, which were adopted by Cabinet in January 2010. The pace of economic growth was expected to moderate in the second half of the year, with a 3,0 per cent growth rate projected for 2010 and a further rise to 4,4 per cent in 2013.
A countercyclical fiscal policy stance was identified as being central to government’s approach to both long-term growth and sustainability in the public finances by helping to manage demand over the business cycle, thereby containing inflation and allowing government’s interest burden to remain low. Over the longer term, higher economic growth would support debt reduction and enable government to rebuild fiscal space. During the upward phase it was necessary to create fiscal space to ensure that the public finances are well positioned to respond when the cycle turns negative.
The MTBPS also gave an overview of the third progress report on the performance of South Africa on the Millennium Development Goals (MDGs). It provided a timely reminder of the social and economic challenges ahead, with progress in some areas lagging behind targets, despite advances on several fronts. South Africa was likely to achieve the 2015 MDG targets for reducing extreme poverty, access to water and sanitation, providing school opportunities and achieving gender equity in education. However, the quality of many schools falls short of acceptable standards. Furthermore, on critical health indicators, such as maternal and child mortality, HIV and tuberculosis prevalence, targets may not be achieved. The distribution of income remained very unequal, not least because many South Africans were unemployed.
With the economy on a continuous recovery path after the recession, employment would be the central focus in South Africa’s new growth path. In acknowledging that the current economic growth trajectory could not meet the country’s employment needs, faster growth was required over an extended period of time to significantly increase labour absorption, reduce high unemployment and achieve a more equitable distribution of income.
Alongside several initiatives to increase training and skills development, specific government interventions to raise employment include the expanded public works programme. A proposed youth jobs initiative would provide work experience, on-the-job and vocational training in the public sector in recognition of the long delays and considerable difficulties faced by young South Africans in finding work. For these

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innovative proposals and youth unemployment projects, the preliminary budget framework set aside R6 billion between fiscal 2011/12 and 2013/14, as part of the unallocated policy reserve.
Given the decline in national government revenue collections during the economic downturn, it was expected that the recovery in 2010/11, coming from a low base, would be strong. This projection reflects cyclical effects rather than a permanent or structural increase in the size of the tax base. Over the medium term, tax revenue was expected to recover in line with economic growth. Gross tax revenue as a ratio of gross domestic product was projected to amount to 25,3 per cent in fiscal 2010/11 and to increase further to 26,4 per cent in fiscal 2013/14. National government gross tax revenue for fiscal 2010/11 was revised upwards to R679 billion, some R31,3 billion more than in the February 2010 Budget.
The decline in the consolidated government budget deficit reflected a strong recovery in revenue collections and moderate growth in expenditure. Between fiscal 2010/11 and 2013/14 the deficit as a ratio of gross domestic product was expected to narrow from 5,3 per cent to 3,2 per cent.
Fiscal projections
Percentage of gross domestic product

	2010/11		2011/12		2012/13		2013/14
Components
	Feb*	Oct**	Feb*	Oct**	Feb*	Oct**	Oct**

Consolidated government
Revenue	27,3	28,4	27,9	28,7	28,0	28,9	29,1
Expenditure	33,6	33,7	32,9	33,3	32,1	32,8	32,3
Deficit	6,2	5,3	5,0	4,6	4,1	3,9	3,2
General government borrowing requirement	6,8	5,6	5,6	4,9	4,7	4,3	3,5
Public-sector borrowing requirement	11,1	10,1	8,8	9,2	7,1	7,7	6,1
Gross loan debt	37,1	36,4	40,9	39,2	43,1	40,9	40,9

*	Budget Review 2010

**	Medium Term Budget Policy Statement, October 2010
Taking projected underspending, savings declared by departments and the adjusted state debt cost estimate into account, the revised estimate of total expenditure in 2010/11 was R816 billion. In February 2010 at the tabling of the Budget, provision had been made for expenditure of R818 billion for 2010/11. While capital spending tended to underperform budgeted amounts, it was projected that over the next three years capital expenditure would slow moderately as higher interest payments, wage pressures and increases in social grant payments claim a greater share of expenditure.
Provinces and municipalities would account for 75 per cent of general government’s infrastructure spending over the next three years. Infrastructure projects would be a priority over the medium term. The need for improved economic infrastructure in transport and energy continues to sustain the capital programme of non-financial public enterprises. Over the next three years these enterprises are expected to spend R428 billion on infrastructure. Total public-sector capital spending was expected to amount to 7,9 per cent of estimated gross domestic product by 2013/14.

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National government finances
The public-sector borrowing requirement as a percentage of gross domestic product remained high by historical standards, but was expected to improve further over the medium-term period, decreasing from a revised 10,1 per cent in fiscal 2010/11 to an average rate of 7,7 per cent over the next three years. The expected moderate decline in the public-sector borrowing requirement would primarily be explained by the forecasted narrowing national government deficit due to a combination of targeted growth in spending and improved revenue collections. Borrowing by the non-financial public enterprises, such as Transnet and Eskom, would continue to support the strong expansion of their capital programmes.
Non-financial public-sector borrowing requirement

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Statement of the Monetary Policy Committee
18 November 2010
Issued by Gill Marcus, Governor of the South African Reserve Bank, at a meeting of the Monetary Policy Committee (MPC) in Pretoria
Introduction
Since the previous meeting of the MPC, the outlook for domestic inflation has improved further against the backdrop of a continued negative domestic output gap and sustained strength in the exchange rate of the rand. Persistently low growth in the United States (US) and renewed quantitative easing, combined with renewed concerns about the solvency of some euro area countries, are expected to prolong the current environment of low global interest rates and continued capital flows to emerging market economies. While a number of cost—push factors are beginning to pose some upside risk to domestic inflation, the overall risks to the inflation outlook are assessed to be fairly evenly balanced.
Recent developments in inflation
The year-on-year inflation rate as measured by the consumer price index (CPI) for all urban areas declined to 3,2 per cent in September 2010, compared with 3,5 per cent in August. Goods price inflation measured 1,5 per cent in September, while services inflation amounted to 5,2 per cent. The categories of housing and utilities (mainly electricity) and miscellaneous goods and services (predominantly insurance costs) together contributed 2,2 percentage points of the 3,2 per cent inflation outcome. CPI excluding administered prices measured 2,6 per cent, while administered prices excluding petrol measured 9 per cent.
Of the twelve broad CPI categories, only one category had an inflation rate that was within the target range of 3 to 6 per cent, while the inflation rates of six categories were below the lower end of the target range. Five categories, with a combined weighting of 34,6 per cent, had inflation rates above the 6 per cent level.
Having peaked at 9,4 per cent in June 2010, producer price inflation has since moderated somewhat and measured 6,8 per cent in September. Despite higher global food price trends, agricultural prices and manufactured food prices continued to decline on a year-on-year basis. This indicates subdued pressure on food prices in the coming months at the consumer level, where food prices increased at a year-on-year rate of 1,2 per cent.
The outlook for inflation
The lower-than-expected inflation outcomes contributed to a further downward adjustment in the inflation forecast of the Bank throughout the forecast period to the end of 2012. Targeted CPI inflation averaged 3,5 per cent in the third quarter of 2010. A similar average outcome is expected during the fourth quarter, resulting in an expected average inflation rate of 4,3 per cent for 2010. Inflation is then expected to remain at an average of 4,3 per cent in 2011 and to increase to 4,8 per cent in 2012. In the final quarter of 2012 inflation is expected to average 4,8 per cent, compared with the previous forecast of 5,1 per cent.
The more favourable forecast is a result of an expected moderation in administered price inflation, a more appreciated nominal effective exchange rate of the rand, as well as lower-than-expected actual inflation outcomes, which lowered the starting point of the forecast.

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Inflation expectations as reflected in the survey conducted by the Bureau for Economic Research (BER) at Stellenbosch University during the third quarter have been revised downwards for all categories of respondents. Expectations have been on a consistent downward trend since reaching a peak in the second quarter of 2009. Nevertheless, in contrast to expectations of the financial analysts, who expect inflation to remain within the target range over the forecast period, the expectations of trade unions and business executives remain outside the target range. According to this survey, inflation is expected to average 5,7 per cent in 2010, and 6,1 per cent and 6,4 per cent in 2011 and 2012 respectively.
The Reuters consensus survey of financial analysts, conducted in October, also shows a more favourable outlook with inflation expected to average 5,5 per cent in 2012. Break-even inflation rates as derived from the inflation-linked bonds have also declined significantly across all maturities, to levels of around 5 per cent.
The global economic recovery has continued in an uneven manner, with downside risks to the growth outlook in a number of the advanced economies including the US, Japan and the euro area. Further fiscal stimulus in the US appears unlikely, suggesting that the burden of supporting the flagging growth and persistent unemployment will fall disproportionately on monetary policy. The recent resumption of quantitative easing, against a backdrop of deflation fears, indicates that monetary policy in the US is likely to remain highly expansionary for some time. There is heightened uncertainty in the euro area with the focus, once again, shifting to the peripheral countries, as concerns relating to the solvency of the Irish banking system and the sustainability of Irish public-sector deficits have raised fears of possible contagion within Europe and possibly to the global financial sector. Spreads on sovereign debt have widened again in some of the Southern European countries after a relatively steady period, and in some instances have exceeded the levels reached in April 2010, when sovereign debt concerns reached their peak.
Apart from the risks to the fragile global recovery, there are also significant risks to financial stability emanating from these developments in the advanced economies. Should the problems in the euro area not be resolved in an orderly manner, there are risks of a sudden reversal of capital flows to emerging markets.
By contrast, growth in the emerging markets has remained buoyant and in some instances monetary policy has been tightened in response to increased demand pressures. Furthermore, the strong growth in Asia, and China in particular, has underpinned commodity prices, which have contributed to the stronger trend in inflation in these countries. It the extent to which growth in the emerging markets can be sustained independently of a recovery in the industrialised economies is still unclear. Despite the higher commodity prices, global inflationary pressures remain relatively benign.
The quantitative easing has continued to have spillover effects on emerging-market economies. The search for yield resulting from this increase in liquidity has implications for the exchange rates of the recipient countries. South Africa has been no exception in this respect and appreciation pressures are expected to persist for some time, in the absence of renewed bouts of global risk aversion. The exchange rate therefore remains a downside risk to the inflation outlook.
Since the previous meeting of the MPC, the rand has appreciated by over 3 per cent against the US dollar and is more or less unchanged on a trade-weighted basis. This has been despite lower domestic interest rates and the higher pace of reserve accumulation in the past two months. In October the Bank acquired the proceeds of the

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foreign purchase of Didata, which were in excess of US$ 2 billion. The recent observed volatility in the bilateral rand exchange rates has been mainly as a result of the volatility in the euro/dollar exchange rate. From a policy perspective, focus is maintained on the trade-weighted exchange rate.
The domestic growth outlook remains subdued and below-trend growth is expected to persist. The forecast of the Bank is relatively unchanged since the previous meeting of the MPC, with GDP growth remaining at 2,8 per cent for 2010 and expected to average 3,3 per cent and 3,6 per cent in 2011 and 2012 respectively. The composite leading business cycle indicator of the Bank has been trending sideways since April, suggesting a possible moderation in the pace of recovery in the months ahead. Private sector gross fixed capital formation is expected to have remained weak in the third quarter of 2010.
The manufacturing sector, in particular the motor vehicle and components sector, was hit particularly hard by industrial action, which contributed to the contraction of manufacturing output in the sector in the third quarter. Year-on-year growth in manufacturing sector output in September measured 1,4 per cent, much lower than market expectations, while output contracted by 1,5 per cent on a quarter-on-quarter basis in the third quarter. This was consistent with the declining manufacturing capacity utilisation in the third quarter, as well as the weakening Kagiso Purchasing Managers Index, which has returned to below the neutral level of 50. The construction and civil engineering sectors are also facing a challenging outlook. By contrast, output growth in the mining sector improved markedly in the third quarter and contributed positively to third-quarter GDP growth. The Rand Merchant Bank (RMB)/BER business confidence index has been increasing, but still reflects negative sentiment overall. As a result of these trends, unemployment in the economy has shown little sign of reversing.
There are indications of recovery in household consumption expenditure in the economy. Retail trade sales decreased by 1,4 per cent on a month-on-month basis in August, but increased by 0,4 per cent in September. On a year-on-year basis, the increase was 6,1 per cent. Although vehicle sales have grown significantly on a year-on-year basis, the short-term trends have moderated somewhat but were likely to have been impacted by the industrial action in this sector. Consumer confidence, as reflected in the FNB/BER consumer confidence index remains relatively high, but was largely unchanged during 2010. Household consumption expenditure is expected to be supported by positive wealth effects as is reflected in higher asset prices and lower interest rates, but constrained by high unemployment and significant household debt levels.
Growth in total loans and advances to the private sector by banks has continued to an increase at a moderate pace, having increased by 4,1 per cent in September. This figure was somewhat inflated by technical factors such as the acquisition of mortgage loan books and a general loan book by banks from non-banks in the past three months. Mortgage advances were again the main contributors to the positive trend, increasing by 4,8 per cent on a year-on-year basis in both August and September. Growth in instalment sale credit and leasing finance turned marginally positive after 17 consecutive months of contraction, while other loans and advances accelerated to a year-on-year growth of 4,5 per cent in September, from 0,4 per cent in August. Credit card advances and bank overdrafts, however, continued to contract.
In the banking sector, impaired advances to gross loans and advances declined marginally to 5,7 per cent in September 2010, having reached a peak of slightly over 6 per cent in November 2009. There is, however, some evidence that the banks are still charging higher spreads above the repurchase rate than was the case before the crisis,

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which indicates that the recent monetary policy easing has not been fully passed through to new borrowers.
The fiscal policy stance has tightened moderately with the narrowing of the expected deficit before borrowing from the original estimate of 6,5 per cent to a revised estimate of 5,3 per cent for the current fiscal year, representing an estimated structural deficit of 4,1 per cent. The deficits for the coming fiscal years have also been adjusted downwards, and a 3,2 per cent deficit is expected in 2013/14. Most of the adjustment has been due to higher-than-expected revenue collections.
The main risks to the inflation outlook continue to emanate from cost—push factors. These include wage trends and administered prices. Food and petrol prices are also identified as potential longer-term risks.
There are some tentative indications of moderation in wage growth. According to Andrew Levy Employment Publications, the average wage settlement rate amounted to 8,3 per cent in the first nine months of 2010, compared with 9,3 per cent in 2009 as a whole. However the Quarterly Employment Survey of Statistics South Africa indicates that in the second quarter of 2010 the year-on-year average nominal remuneration per worker increased by 15,8 per cent. The unit labour cost increase, which adjusts for productivity increases, amounted to 10,8 per cent, up from 10,3 per cent in the previous quarter.
Global food prices have been affected by adverse weather conditions in a number of regions, but the impact on domestic prices has been counteracted in part by the rand exchange rate trends and the bumper maize crop. The exchange rate has also moderated domestic petrol price increases. Having remained relatively stable in a narrow range for the past few months, the price of Brent crude oil has increased over the past weeks to above the US$80 per barrel level, resulting in a cumulative increase in domestic petrol prices of 25 cents per litre in October and November, and a further increase is likely in December. Global oil prices are, however, expected to be constrained somewhat by slow growth in the advanced economies.
Monetary policy stance
In considering the prevailing conditions and data, it is important to emphasise that the focus, notwithstanding any immediate impact or influence, is on the situation that might exist 12 to 18 months hence. There are significant voices and varied opinions aired in the public domain, all expressing a view on what needs to be done. While it is important to listen and hear what is being said, it is the responsibility of the MPC to determine the path of interest rates without fear or favour. And this is what we will continue to do.
The MPC has taken cognisance of the improved longer-term inflation outlook and assesses the risks to this outlook to be fairly evenly balanced. The domestic economic recovery remains fragile and the adverse global developments make the growth outlook more uncertain. The MPC believes that while monetary policy cannot determine the long-term growth path of the economy, it can impact on cyclical deviations of output from potential output. The view of the MPC is that there is room for further stimulus, given the weakness in the supply side of the economy.
The MPC has accordingly decided to reduce the repurchase rate by 50 basis points to 5,5 per cent per annum with effect from 19 November 2010. This action is viewed to be consistent with the continued attainment of the inflation target. The scope for further

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downward movement, however, is seen to be limited, given the signs of recovery in household consumption expenditure and credit extension. This will be assessed on an ongoing basis.
Addendum to the Monetary Policy Committee statement of 18 November 2010
The MPC meeting schedule for 2011 is as follows:
18—20 January 2011
22—24 March 2011
10—12 May 2011
19—21 July 2011
20—22 September 2011
8—10 November 2011

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